1-6064

AR/S





SEC MAIL PROCESSING
MAY 0 5 2003
WASH, D.C.

ALEXANDER'S, INC.

ANNUAL REPORT TO STOCKHOLDERS

2002



RECD S.E.C.
MAY 5 2003
1086

EXHIBIT INDEX ON PAGE 52
Conformed Copy (Financial Statement Schedules and Exhibits Omitted)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: **December 31, 2002**

Commission file number: **1-6064**

ALEXANDER'S, INC.
(Exact name of registrant as specified in its charter)

Delaware	**51-0100517**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
888 Seventh Avenue, New York, New York	**10019**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 894-7000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. YES X NO

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). YES __X__ NO _____

The aggregate market value of the voting and non-voting common shares held by non-affiliates of the registrant, i.e. by persons other than officers of Alexander's Inc. as reflected in the table in Item 12 of this Form 10-K, as of the last business day of the registrant's most recently completed second fiscal quarter ended June 30, 2002 was $151,273,000.

As of February 1, 2003, there were 5,000,850 shares of the registrant's common stock, par value $1 per share outstanding.

Documents Incorporated by Reference

Part III: Proxy Statement for Annual Meeting of Shareholders to be held May 28, 2003

CRGH

TABLE OF CONTENTS

(1) These items are omitted because the Company will file a definitive Proxy Statement pursuant to Regulation 14A involving the election of directors with the Securities and Exchange Commission not later than 120 days after December 31, 2002, which is incorporated by reference.

Certain statements contained herein constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This annual report on form 10-K contains certain forward-looking statements regarding the Company's financial condition, results of operations and business. You can find many of these statements by looking for words such as "believes", "expects", "anticipates", "estimates", "intends", "plans" or similar expressions in this annual report on Form 10-K. These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include, but are not limited to, the following: (a) national, regional and local economic conditions; (b) the continuing impact of the September 11, 2001 terrorist attacks and the threat of future terrorist attacks on our tenants and the national, regional and local economies, including, in particular, the New York City metropolitan areas; (c) local conditions such as an oversupply of space or a reduction in demand for real estate in the area; (d) the financial condition of tenants; (e) competition from other available space; (f) whether tenants consider a property attractive; (g) whether we are able to pass some or all of any increased operating costs we experience through to our tenants; (h) how well we manage our properties; (i) increased interest expense; (j) decreases in market rental rates; (k) the timing and costs associated with property improvements and rentals; (l) changes in taxation or zoning laws; (m) government regulations; (n) our failure to continue to qualify as a real estate investment trust; (o) availability of financing on acceptable terms; (p) potential liability under environmental or other laws or regulations; (q) general competitive factors; (r) dependence upon Vornado Realty Trust; and (s) possible conflicts of interest with Vornado Realty Trust.

For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date of this annual report on Form 10-K or the date of any document incorporated by reference. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to our forward-looking statements to reflect events or circumstances after the date of this Form 10-K.

PART I
Item 1. Business

General

Alexander's, Inc. (the "Company") is a real estate investment trust ("REIT") engaged in leasing, managing, developing and redeveloping properties. Alexander's activities are conducted through its manager, Vornado Realty Trust ("Vornado").

Alexander's has six properties consisting of:

Operating properties:

(i) the Kings Plaza Regional Shopping Center on Flatbush Avenue in Brooklyn, New York, which contains 1,100,000 square feet, is comprised of a two-level mall containing 470,000 square feet (the "Mall"), a 289,000 square foot department store leased to Sears and another anchor department store owned and operated as a Macy's by Federated Department Stores, Inc. ("Federated");

(ii) the Rego Park I property located on Queens Boulevard and 63rd Road in Rego Park, Queens, New York, which contains a 351,000 square foot building, which is 100% leased to Sears, Circuit City, Bed Bath & Beyond, Marshalls and Old Navy;

(iii) the Paramus property which consists of 30.3 acres of land located at the intersection of Routes 4 and 17 in Paramus, New Jersey which is leased to IKEA Properties, Inc; and

Asset held for sale:

(iv) the Flushing property located at Roosevelt Avenue and Main Street in Flushing, New York, which contains a 177,000 square foot building that is currently vacant;

Property under development:

(vi) the Lexington Avenue property which comprises the entire square block bounded by Lexington Avenue, East 59th Street, Third Avenue and East 58th Street in Manhattan, New York; and

Property to be developed:

(vii) the Rego Park II property, which comprises one and one-half square blocks of vacant land adjacent to the Rego Park I property.

Lexington Avenue:

The development plans at Lexington Avenue consist of approximately 1.3 million square foot multi-use building. The building will contain approximately 154,000 net rentable square feet of retail (45,000 square feet of which has been leased to Hennes & Mauritz), approximately 878,000 net rentable square feet of office (695,000 square feet of which has been leased to Bloomberg L.P.) and approximately 248,000 net saleable square feet of residential consisting of condominium units (through a taxable REIT subsidiary). Construction is expected to be completed in 2004. On July 3, 2002 the Company finalized a $490,000,000 loan with HVB Real Estate Capital (Hypo Vereinsbank) to finance the construction of the Lexington Avenue property (the "Construction Loan"). The estimated construction costs in excess of the construction loan of approximately $140,000,000 will be provided by the Company of which $107,000,000 has been expended through December 31, 2002. The Construction Loan has an interest rate of LIBOR plus 2.5% (currently 3.94%) and a term of forty-two months subject to two one-year extensions. The Company received an initial funding of $55,500,000 under the Construction Loan of which $25,000,000 was used to repay the Company's term loan to a bank in the amount of $10,000,000 and a secured note in the amount of $15,000,000. Of the total construction budget of $630,000,000, $162,000,000 has been expended through December 31, 2002 and an additional $184,000,000 has been committed to. Pursuant to this Construction Loan, Vornado has agreed to guarantee, among other things, the lien free, timely, completion of the construction of the project and funding of project costs in excess of a stated loan budget, if not funded by the Company.

The lease with Bloomberg L.P. has an initial term of 25 years, with a ten-year renewal option. Base annual net rent is $34,529,000 in each of the first four years and $38,533,000 in the fifth year with a similar percentage increase each four years thereafter.

There can be no assurance that the Lexington Avenue project ultimately will be completed, completed on time or completed for the budgeted amount. Further, the Company may need additional financing for the project, which may involve equity, debt, joint ventures and asset sales, and which may involve arrangements with Vornado Realty Trust. If the project is not completed on a timely basis, the Bloomberg L.P. lease may be cancelled and significant penalties may apply.

Significant Tenants

Sears accounted for 19%, 21% and 21% of the Company's consolidated revenues for the years ended December 31, 2002, 2001 and 2000, respectively. No other tenant accounted for more than 10% of revenues.

Dispositions

On August 30, 2002 the Company closed on the sale of its Third Avenue property, located in the Bronx, New York. The 173,000 square feet property was sold for $15,000,000, resulting in a gain of $10,366,000. Included in the expenses relating to the sale, the Company paid a commission of $600,000, of which $350,000 was paid to Vornado pursuant to the 1992 Leasing Agreement between the companies.

On May 30, 2002 the Company entered into an agreement to sell its subsidiary which owns the building and has the ground lease for its property in Flushing, New York for $18,800,000 which would result in a gain of approximately $15,800,000. The Company has received a non-refundable deposit of $1,875,000 from the purchaser. By Notice of Default dated August 16, 2002, the Landlord of the premises notified the Company of certain alleged defaults under the lease, including, but not limited to the fact that the purchaser performed unauthorized construction at the premises. The Company commenced an action for injunctive relief and a declaration of the rights and obligations of the parties under the lease. The Company has obtained an injunction which temporarily restrains the Landlord from terminating the lease. On September 6, 2002, the scheduled closing date, the Company notified the purchaser that the purchaser failed to close and is in default of its obligations under the purchase contract. While negotiations are in process with the parties to attempt to settle the disputes, there can be no assurance that the sale will be consummated, or that the dispute with the Landlord will be resolved favorably, or that the deposit will not be required to be returned. The Company continues to explore all of its options, including subleasing the property.

Liquidity

In the aggregate, Alexander's operating properties do not generate sufficient cash flow to pay all of its expenses. After the completion of the Lexington Avenue property, which is not expected until 2005, the Company expects that cash flow will become positive. The Company continues to evaluate its needs for capital, which may be raised through (a) additional debt, including funds available under its line of credit with Vornado (see description below) or mezzanine borrowings, (deeply subordinated debt which is not secured by a senior interest in assets), (b) the sale of securities and (c) asset sales (the Company estimates that the fair market value of its assets are substantially in excess of their historical cost). Although there can be no assurance, the Company believes that these cash sources will be adequate to fund cash requirements until its operations generate adequate cash flow. (See the Liquidity Section of Management's Discussion and Analysis of Financial Condition and Operations for further details).

<u>Relationship with Vornado Realty Trust ("Vornado")</u>

Vornado owns 33.1% of the Company's Common Stock at December 31, 2002. Steven Roth is Chief Executive Officer and a director of the Company, the Managing General Partner of Interstate Properties ("Interstate") and Chairman of the Board and Chief Executive Officer of Vornado. At December 31, 2001, Mr. Roth, Interstate and the other two general partners of Interestate, David Mandelbaum and Russell B. Wight, Jr. (who are also directors of the Company and trustees of Vornado) own, in the aggregate, 27.5% of the outstanding common stock of the Company, and 12.9% of the outstanding common shares of beneficial interest of Vornado.

The Company is managed by and its properties are leased by Vornado pursuant to management, leasing and development agreements. Vornado is a fully integrated REIT with significant experience in the ownership, development, leasing, operation and management of retail and office properties. Further, in conjunction with the Company's Lexington Avenue development project, Vornado has agreed to guarantee, among other things, the lien free, timely completion of the construction and funding of project costs in excess of a stated budget, if not funded by the Company. Those agreements are described in Note 8 to the Company's consolidated financial statements.

At December 31, 2002, the Company was indebted to Vornado in the amount of $119,000,000 comprised of (i) $95,000,000 financing, and (ii) $24,000,000 under a $50,000,000 line of credit (which carries a 1% unused commitment fee). The interest rate on the loan and the line of credit which is currently 12.48%, will reset quarterly using a Treasury index (with a 3% floor) plus the same spread to treasuries as previously existed. On July 3, 2002, in conjunction with the closing of the Lexington Avenue construction loan, the maturity of the Vornado debt was extended to the earlier of January 3, 2006 or the date the Lexington Avenue construction loan is repaid in full. The Lexington Avenue construction loan matures on January 3, 2006, subject to two one-year extensions. In addition amounts which may be due under the Completion Guarantee would be due at the same time.

Environmental Matters

In June 1997, the Kings Plaza Regional Shopping Center (the "Center"), commissioned an Environmental Study and Contamination Assessment Site Investigation (the Phase II "Study") to evaluate and delineate environmental conditions disclosed in a Phase I study. The results of the Study indicated the presence of petroleum and bis (2-ethylhexyl) phthalate contamination in the soil and groundwater. The Company has delineated the contamination and has developed a remediation approach, which is ongoing. The New York State Department of Environmental Conservation ("NYDEC") has approved a portion of the remediation approach. The Company accrued $2,675,000 in previous years ($2,087,000 has been paid as of December 31, 2002) for its estimated obligation with respect to the clean up of the site, which includes costs of (i) remedial investigation, (ii) feasibility study, (iii) remedial design, (iv) remedial action and (v) professional fees. If the NYDEC insists on a more extensive remediation approach, the Company could incur additional obligations.

The Company believes the majority of the contamination may have resulted from activities of third parties; however, the sources of the contamination have not been fully identified. Although the Company is pursuing claims against potentially responsible third parties, there can be no assurance that such parties will be identified, or if identified, whether these third parties will be solvent. In addition, the costs associated with pursuing responsible parties may be cost prohibitive. The Company has not recorded an asset as of December 31, 2002 for possible recoveries of environmental remediation costs from potentially responsible third parties.

Competition

The Company conducts its real estate operations in the New York metropolitan area, a highly competitive market. The Company's success depends upon, among other factors, trends of national and local economies, financial condition and operating results of current and prospective tenants, availability and cost of capital, interest rates, construction and renovation costs, income tax laws, governmental regulations and legislation, population trends, the market for real estate properties in the New York metropolitan area, zoning laws and the ability of the Company to lease, sublease or sell its properties at profitable levels. The Company competes with a large number of real estate property owners. In addition, although the Company believes that it will realize significant value from its properties over time, the Company anticipates that it may take a number of years before all of its properties generate cash flow at or near anticipated levels. The Company's success is also subject to its ability to finance its development and to refinance its debts as they come due.

Employees

The Company currently has one corporate level employee and 59 property level employees.

The Company is a Delaware corporation with its principal executive office located at 888 Seventh Avenue, New York, New York, 10019, telephone (212) 894-7000.

Available Information

The Company does not maintain its own internet web site and so its annual, quarterly and current reports are not available in this fashion. However, you may request a copy of these filings, at no cost, by writing or calling the Company.

Item 2. Properties

The following table shows the location, approximate size and leasing status as of December 31, 2002 of each of the Company's properties.

Property	Ownership	Approximate Land Area in Square Feet ("SF") or Acreage	Approximate Building Leaseable Square Feet/ Number of Floors	Average Annualized Base Rent Per Sq. Foot	Percent Leased	Significant Tenants (30,000 square feet or more)	Square Footage Leased	Lease Expiration/ Option Expiration
Operating Properties								
Kings Plaza Regional Shopping Center Flatbush Avenue Brooklyn, New York	Owned	24.3 acres	759,000/2and4 (1) (2)	$ 31.76	98%	Sears 119 Mall tenants	289,000 455,000	2023/2033 Various
Rego Park I Queens Blvd. & 63rd Road Rego Park, New York	Owned	4.8 acres	351,000/3 (1)	31.29	100%	Sears Circuit City Bed Bath & Beyond Marshalls	195,000 50,000 46,000 39,000	2021/2031 2021 2013/2021 2008/2021
Routes 4 & 17 Paramus, New Jersey	Owned	30.3 acres	N/A Ground Lease	N/A Ground Lease	100%	IKEA Property, Inc.	N/A Ground Lease	2041
Roosevelt Avenue & Main Street Flushing, New York	Leased (3)	44,975 SF	177,000/4 (1)	--	0%	--	--	
			1,287,000					
Property under Development								
Square block at East 59th Street & Lexington Avenue New York, New York	Owned	84,420 SF	1,297,000/55			Bloomberg L.P. Hennes & Mauritz	695,000 45,000	2030/2040 2020
Non-Operating Property to be Developed								
Rego Park II Queens, New York	Owned	6.6 acres	--					

(1) Excludes parking garages.

(2) Excludes the 339,000 square foot Macy's store, owned and operated by Federated Department Stores, Inc.

(3) Leased to the Company through January 2027. The Company is obligated to pay rent to the landlord as follows: $331,000 per year from February 1997 through January 2007, $220,000 per year from February 2007 through January 2017, and $147,000 per year from February 2017 through January 2027. Classified as an "Asset held for sale" at December 31, 2002.

Operating Properties:

Kings Plaza Regional Shopping Center

The Kings Plaza Regional Shopping Center (the "Center") contains approximately 1.1 million square feet and is comprised of a two-level mall (the "Mall") containing 470,000 square feet and two four-level anchor stores. One of the anchor stores is owned by the Company and leased to Sears, while the other anchor store is owned and operated as a Macy's store by Federated. The Center occupies a 24.3-acre site at the intersection of Flatbush Avenue and Avenue U located in Brooklyn, New York. Among the Center's features are a marina, a five-level parking structure and an energy plant that generates all of the Center's electrical power. The Company completed a renovation of the interior of the Mall in 2001 and the exterior of the Mall in 2002.

The following table shows lease expirations for the Mall tenants in the Center for the next ten years, assuming none of the tenants exercise renewal options:

Year	Number of Leases Expiring	Approximate Leased Area in Square Feet Under Expiring Leases	Annualized Fixed Rent Under Expiring Leases	Annualized Fixed Rent Under Expiring Leases per Square Foot	Percent of Total Leased Square Footage Represented by Expiring Leases	Percent of 2002 Gross Annual Base Rentals Represented by Expiring Leases
2003	10	30,919	$1,200,155	$38.82	6.8%	5.8%
2004	4	20,995	894,391	42.60	4.6%	4.3%
2005	8	1,733	471,500	272.07	.4%	2.3%
2006	14	79,943	2,392,844	29.93	17.6%	11.5%
2007	16	51,155	2,447,805	47.85	11.2%	11.8%
2008	4	5,341	295,055	55.24	1.2%	1.4%
2009	15	74,371	3,703,167	49.79	16.3%	17.8%
2010	12	26,459	1,737,756	65.68	5.8%	8.4%
2011	14	39,023	1,971,003	50.51	8.6%	9.5%
2012	17	82,696	2,865,967	34.66	18.2%	13.8%

The following table shows the occupancy rate and the average annual rent per square foot for the Mall stores as of:

	Occupancy Rate	Average Annual Base Rent Per Square Foot
December 31, 2002	97%	$ 45.59
December 31, 2001	96%	45.97
December 31, 2000	91%	44.66
December 31, 1999	86%	43.12
December 31, 1998	90%	40.63

The Center is encumbered by a first mortgage loan with a balance of $219,307,000 at December 31,2002. The loan matures in June 2011 and bears interest at 7.46%.

Rego Park I

The Rego Park I property encompasses the entire block fronting on Queens Boulevard and bounded by 63rd Road, 62nd Drive, 97th Street and Junction Boulevard.

The existing 351,000 square foot building was redeveloped in 1996 and is fully leased to Sears, Circuit City, Bed Bath & Beyond, Marshalls and Old Navy. In addition, in conjunction with the redevelopment, a multi-level parking structure was constructed that provides paid parking spaces for approximately 1,200 vehicles.

The property is encumbered by a first mortgage loan with a balance of $82,000,000 at December 31,2002. The loan matures in May 2009 and bears interest at 7.25%

Paramus

The Company owns 30.3 acres of land located at the intersection of Routes 4 and 17 in Paramus, New Jersey. The Company's property is located directly across from the Garden State Plaza regional shopping mall, within two miles of three other regional shopping malls and within 10 miles of New York City. This land is leased to IKEA Property, Inc.

On October 5, 2001, the Company entered into a ground lease for its Paramus, N.J. property with IKEA Property, Inc. The lease has a 40-year term with an option to purchase at the end of the 20th year for $75,000,000. Further, the Company has obtained a $68,000,000 interest only, non-recourse mortgage loan on the property from a third party lender. The fixed interest rate on the debt is 5.92% with interest payable monthly until maturity in October, 2011. The triple net rent each year is the sum of $700,000 plus the amount of debt service on the mortgage loan. If the purchase option is not exercised at the end of the 20th year, the triple net rent for the last 20 years must include debt service sufficient to fully amortize the $68,000,000 over the remaining 20-year lease period.

Asset held for Sale:

Flushing

The Flushing property is located on Roosevelt Avenue and Main Street in the downtown, commercial section of Flushing, Queens. Roosevelt Avenue and Main Street are active shopping districts with many national retailers located in the area. A subway entrance is located directly in front of the property with bus service across the street. It comprises a four-floor building containing 177,000 square feet and a parking garage.

On May 30, 2002 the Company entered into an agreement to sell its subsidiary which owns the building and has the ground lease for its property in Flushing, New York for $18,800,000 which would result in a gain of approximately $15,800,000. The Company has received a non-refundable deposit of $1,875,000 from the purchaser. By Notice of Default dated August 16, 2002, the Landlord of the premises notified the Company of certain alleged defaults under the lease, including, but not limited to the fact that the purchaser performed unauthorized construction at the premises. The Company commenced an action for injunctive relief and a declaration of the rights and obligations of the parties under the lease. The Company has obtained an injunction which temporarily restrains the Landlord from terminating the lease. On September 6, 2002, the scheduled closing date, the Company notified the purchaser that the purchaser failed to close and is in default of its obligations under the purchase contract. While negotiations are in process with the parties to attempt to settle the disputes, there can be no assurance that the sale will be consummated, or that the dispute with the Landlord will be resolved favorably, or that the deposit will not be required to be returned. The Company continues to explore all of its options, including subleasing the property.

Property Under Development:

Lexington Avenue

The Company owns the Lexington Avenue property which comprises the entire square block bounded by Lexington Avenue, East 59th Street, Third Avenue and East 58th Street and is situated in the heart of one of Manhattan's busiest business and shopping districts with convenient access to several subway and bus lines. The property is located directly across the street from Bloomingdale's flagship store and only a few blocks away from both Fifth Avenue and 57th Street.

The development plans at Lexington Avenue consist of approximately 1.3 million square foot multi-use building. The building will contain approximately 154,000 net rentable square feet of retail (45,000 square feet of which has been leased to Hennes & Mauritz), approximately 878,000 net rentable square feet of office (695,000 square feet of which has been leased to Bloomberg L.P.) and approximately 248,000 net saleable square feet of residential consisting of condominium units (through a taxable REIT subsidiary). Construction is expected to be completed in 2004. On July 3, 2002 the Company finalized a $490,000,000 loan with HVB Real Estate Capital (Hypo Vereinsbank) to finance the construction of the Lexington Avenue property (the "Construction Loan"). The estimated construction costs in excess of the construction loan of approximately $140,000,000 will be provided by the Company of which $107,000,000 has been expended through December 31, 2002. The Construction Loan has an interest rate of LIBOR plus 2.5% (currently 3.94%) and a term of forty-two months subject to two one-year extensions. The Company received an initial funding of $55,500,000 under the Construction Loan of which $25,000,000 was used to repay the Company's term loan to a bank in the amount of $10,000,000 and a secured note in the amount of $15,000,000. Of the total construction budget of $630,000,000, $162,000,000 has been expended through December 31, 2002 and an additional $184,000,000 has been committed to. Pursuant to this Construction Loan, Vornado has agreed to guarantee, among other things, the lien free, timely, completion of the construction of the project and funding of project costs in excess of a stated loan budget, if not funded by the Company.

There can be no assurance that the Lexington Avenue project ultimately will be completed, completed on time or completed for the budgeted amount. Further, the Company may need additional financing for the project, which may involve equity, debt, joint ventures and asset sales, and which may involve arrangements with Vornado Realty Trust. If the project is not completed on a timely basis, the Bloomberg L.P. lease may be cancelled and significant penalties may apply.

Property to be Developed:

Rego Park II

The Company owns two land parcels adjacent to the Rego Park I property. They are the entire square block bounded by the Long Island Expressway, 97th Street, 62nd Drive and Junction Boulevard and a smaller parcel of approximately one-half square block at the intersection of 97th Street and the Long Island Expressway. Both parcels are currently zoned for residential use. Both parcels are being used for public paid parking. The Company intends to continue to use these properties for paid parking while it evaluates its development options.

Insurance

The Company carries comprehensive liability and all risk property insurance (fire, flood, extended coverage and rental loss insurance) with respect to its assets. The Company's all risk insurance policies in effect before September 11, 2001 included coverage for terrorist acts, except for acts of war. Since September 11, 2001, insurance companies have for the most part excluded terrorists acts from coverage in all risk policies. The Company has obtained $200 million of separate aggregate coverage for terrorists acts. In addition, the Company's builder's risk policy for the Lexington Avenue Development, which expires on December 1, 2003, includes coverage for terrorist acts up to $428 million. Therefore, the risk of financial loss in excess of these limits in the case of terrorist acts (as defined) is the Company's, which loss could be material.

The Company's debt instruments, consisting of mortgage loans secured by its properties (which are generally non-recourse to the Company), contain customary covenants requiring the Company to maintain insurance. There can be no assurance that the lenders under these instruments will not take the position that an exclusion from all risk insurance coverage for losses due to terrorist acts is a breach of these debt instruments that allows the lenders to declare an event of default and accelerate repayment of debt. In addition, if lenders insist on coverage for these risks, it could adversely affect the Company's ability to finance and/or refinance its properties, including the construction of its Lexington Avenue development property.

On November 26, 2002, the Terrorism Risk Insurance Act of 2002 was signed into law. Under this new legislation, through 2004 (with a possible extension through 2005), regulated insurers must offer coverage in their commercial property and casualty policies (including existing policies) for losses resulting from defined "acts of terrorism". The Company's current property insurance carrier has advised us that there will be no additional premium for this coverage through the end of the policy term, June 30, 2003. The carrier has further advised us that the situation may change at renewal.

Item 3. Legal Proceedings

Neither the Company nor any of its subsidiaries is a party to, nor is their property the subject of, any material pending legal proceeding other than routine litigation incidental to their businesses. The Company believes that these legal actions will not be material to the Company's financial condition or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of the year ended December 31, 2002.

Executive Officers of the Company

The following is a list of the names, ages, principal occupations and positions with the Company of the executive officers of the Company and the positions held by such officers during the past five years.

Name	Age	Principal Occupations, Position and Office (current and during the past five years with the Company unless otherwise stated)
Stephen Mann	65	Chairman of the Board of Directors since March 2, 1995; Interim Chairman of the Board of Directors from August, 1994 to March 1, 1995; Chairman of Coast to Coast Financial Corp since 2001; Chairman of the Clifford Companies since 1990; and, prior thereto, counsel to Mudge Rose Guthrie Alexander & Ferdon, attorneys.
Steven Roth	61	Chief Executive Officer of the Company since March 2, 1995; Chairman of the Board and Chief Executive Officer of Vornado since May 1989; Chairman of Vornado's Executive Committee of the Board since April 1988; and the Managing General Partner of Interstate, an owner of shopping centers and an investor in securities and partnerships.
Michael D. Fascitelli	46	President of the Company since August 1, 2000; Director of the Company and President and Trustee of Vornado Realty Trust since December 2, 1996; President and Director of Vornado Operating Company since 1998; Partner at Goldman, Sachs & Co. in charge of its real estate practice from December 1992 to December 1996; and Vice President at Goldman, Sachs & Co., prior to December 1992.
Joseph Macnow	57	Executive Vice President and Chief Financial Officer of the Company since June 6, 2002; Executive Vice President - Finance and Administration from March 1, 2001 to June 6, 2002; Vice President and Chief Financial Officer of the Company from August 1995 to February 2001; Executive Vice President – Finance and Administration of Vornado since January 1998, and Chief Financial Officer of Vornado since March 2001 and Vice President and Chief Financial Officer of Vornado from 1985 to January 1998.
Patrick T. Hogan	35	Vice President – Chief Financial Officer from March 1, 2001 to June 6, 2002; Vice President of Vornado since March 2001; Vice President – Chief Financial Officer of Vornado Operating Company since March 2001; Chief Financial Officer and Treasurer for Correctional Properties Trust, a Maryland UPREIT, from February 1998 to February 2001; from June 1996 to February 1998, worked for the Wackenhut Corporation and Subsidiaries managing treasury and financial reporting functions while forming Correctional Properties Trust.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Equity and Related Stockholder Matters

The common stock, par value $1.00 per share, of the Company is traded on the New York Stock Exchange under the symbol "ALX". Set forth below are the high and low sales prices for the Company's common stock for each full quarterly period within the two most recent years:

	High	Low
1st Quarter 2002	$ 64.80	$ 55.75
2nd Quarter 2002	77.00	60.00
3rd Quarter 2002	77.76	59.49
4th Quarter 2002	65.54	61.45

	High	Low
1st Quarter 2001	$ 74.63	$ 60.93
2nd Quarter 2001	67.60	58.38
3rd Quarter 2001	65.40	59.09
4th Quarter 2001	61.60	56.40

As of December 31, 2002, there were approximately 800 holders of record of the Company's common stock. The Company pays dividends only if, as and when declared by its Board of Directors. No dividends were paid in 2002 and 2001. In order to qualify as a REIT, the Company generally is required to distribute as a dividend 90% of its taxable income. At December 31, 2002, the Company had net operating loss carryovers ("NOL's") of approximately $94,000,000. Under the Internal Revenue Code of 1986, as amended, the Company's NOL's generally would be available to offset the amount of the Company's REIT taxable income that otherwise would be required to be distributed as a dividend to stockholders.

Item 6. Selected Financial Data

Summary of Selected Financial Data
(Amounts in thousands, except per share data)

	Year Ended December 31,				
	2002	2001	2000	1999	1998
Operating data:					
Total revenues	$ 76,193	$ 67,242	$ 62,155	$ 61,682	$ 46,733 (4)
Income (loss) from continuing operations	$ 13,316	$ 27,306	$ 5,385	$ 5,100	$ (9,268)
Income (loss) from discontinued operations	10,268	80	(188)	424	3,213
Net income (loss)	$ 23,584(1)	$ 27,386 (2)	$ 5,197	$ 5,524 (3)	$ (6,055) (5)
Income (Loss) per share (basic and diluted):					
Continuing operations	$ 2.66	$ 5.46	$ 1.08	$ 1.02	$ (1.85)
Discontinued operations	2.06	.02	(.04)	.08	.64
Net income (loss) (6)	$ 4.72	$ 5.48	$ 1.04	$ 1.10	$ (1.21)
Balance sheet data:					
Total assets	$664,770	$583,339	$403,305	$ 366,496	$317,043
Real estate, net	541,346	376,429	341,492	267,203	239,157
Debt	543,807	515,831	367,788	329,161	277,113
Stockholders' equity	68,665	45,081	17,695	12,498	6,974

Notes:

(1) Net income includes income from discontinued operations comprised of a gain on the sale of the Third Avenue property of $10,366.

(2) Net income includes the following, (i) a gain on sale of the Fordham Road Property of $19,026 (ii) a gain from early extinguishment of debt of $3,534, offset by (iii) $3,058 resulting from the write-off of architectural and engineering costs associated with development plans at Paramus prior to IKEA, and (iv) $2,030 from the write-off of professional fees resulting from the termination of the spin-off of Alexander's Tower LLC.

(3) Net of $4,877 resulting from the write-off of the asset arising from the straight-lining of rents primarily due to Caldor's rejection of its Flushing lease in 1999.

(4) In June 1998, the Company increased its interest in the Kings Plaza Mall to 100% by acquiring Federated's 50% interest.

(5) Net loss includes the write-off of $15,096 resulting from the razing of the building formerly located at the Company's Lexington Avenue site.

(6) Income (loss) per share is the same for all years presented with and without dilution. For further discussion of income (loss) per share see notes to the consolidated financial statements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company had net income of $23,584,000 for the year ended December 31, 2002, compared to net income of $27,386,000 in the prior year. Net income for 2002 includes income from discontinued operations comprised of a gain on the sale of the Third Avenue property of $10,366,000. Net income for 2001 includes (i) a gain the sale of the Fordham Road property of $19,026,000, (ii) a gain from the early extinguishment of debt of $3,534,000, partially offset by (iii) a charge of $3,058,000 resulting from the write-off of architectural and engineering costs associated with the development plans prior to the IKEA Property Inc. (IKEA) ground lease at Paramus, and (iv) a charge of $2,030,000 resulting from the write-off of professional fees resulting from the termination of the proposed spin-off of Alexander's Tower LLC discussed below. Excluding these items, net income for the year ended December 31, 2002, would have been higher than net income in the corresponding year by $3,304,000.

Effective January 1, 2002, the Company changed its method of accounting for long-lived assets held for sale, in accordance with Statement of Financial Accounting Standards No.144, *Accounting for the Impairment and Disposal of Long-Lived Assets.* This Statement requires that the results of operations, gains and losses, and cash flows attributed to properties held for sale or sold during 2002 and thereafter, such as Third Avenue and Flushing, be classified as discontinued operations for all periods presented, and that any assets and liabilities of properties held for sale be presented separately in the consolidated balance sheet. Properties held for sale or sold as a result of sales activities that were initiated prior to 2002, such as Fordham Road, continue to be accounted for under the applicable prior accounting guidance.

Critical Accounting Policies

In preparing the consolidated financial statements management has made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Set forth below is a summary of the accounting policies that management believes are critical to the preparation of the consolidated financial statements. The summary should be read in conjunction with the more complete discussion of the Company's accounting policies included in Note 2 to the consolidated financial statements in this annual Report on Form 10-K.

Real Estate

Real estate is carried at cost, net of accumulated depreciation and amortization. Maintenance and repairs are charged to operations as incurred. Depreciation requires an estimate by management of the useful life of each property as well as an allocation of the costs associated with a property to its various components. If the Company does not allocate these costs appropriately or incorrectly estimates the useful lives of its real estate, depreciation expense may be misstated. When real estate and other property is undergoing development activities, all property operating expenses, including interest expense, are capitalized to the cost of the real property to the extent that management believes such costs are recoverable through the value of the property. The Company's properties are reviewed for impairment if events or circumstances indicate that the carrying amount of the asset may not be recoverable. In such event, a comparison is made of the current and projected operating cash flows of each property on an undiscounted basis, to the carrying amount of such property. If the Company incorrectly estimates the value of the asset or the undiscounted cash flows, the impairment charges may be different.

Revenue Recognition

The Company has the following revenue sources and revenue recognition policies:

- Base Rents — income arising from tenant leases. These rents are recognized over the non-cancellable term of the related leases on a straight-line basis which includes the rent steps and free rent abatements under the leases.
- Percentage Rents — income arising from retail tenant leases which are contingent upon the sales of the tenant exceeding a defined threshold. These rents are recognized in accordance with SAB 101, which states that this income is to be recognized only after the contingency has been removed (i.e. sales thresholds have been achieved).

- Expense Reimbursement Income — income arising from tenant leases which provide for the recovery of all or a portion of the operating expenses and real estate taxes of the respective property. This income is accrued in the same periods as the expenses are incurred.

Before the Company can recognize revenue, it is required to assess, among other things, its collectibility. If the Company incorrectly determines the collectibility of its revenue, its net income and assets could be overstated.

Income Taxes

The Company operates in a manner intended to enable it to continue to qualify as a REIT under sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). Under those sections, a REIT which distributes at least 90% of its REIT taxable income as a dividend to its stockholders each year and which meets certain other conditions will not be taxed on that portion of its taxable income. The Company's net operating loss ("NOL") carryovers generally would be available to offset the amount of the Company's REIT taxable income.

Results of Operations

Years Ended December 31, 2002 and December 31, 2001

The Company's revenues were $76,193,000 in 2002, compared to $67,242,000 in 2001, an increase of $8,951,000.

Property rentals were $50,040,000 in 2002, compared to $44,022,000 in 2001, an increase of $6,018,000. This increase results primarily from (i) commencement, on October 5, 2001, of the ground lease with IKEA at the Paramus property, and (ii) an increase in occupancy at the Kings Plaza Regional Shopping Center.

Tenant expense reimbursements were $26,153,000 in 2002, compared to $23,220,000 in 2001, an increase of $2,933,000. This increase resulted primarily from higher reimbursements for real estate taxes, insurance and repairs and maintenance.

Operating expenses were $31,569,000 in 2002, compared to $27,870,000 in 2001, an increase of $3,699,000. This resulted primarily from an increase in real estate taxes, insurance and repairs and maintenance.

Depreciation and amortization expense was $6,638,000 in 2002, compared to $6,423,000 in 2001, an increase of $215,000.

Interest and debt expense was $22,888,000 in 2002, compared to $22,408,000 in 2001, an increase of $480,000. This increase resulted from (i) interest of $8,272,000 due to higher average debt in 2002, offset by (ii) a $4,116,000 reduction in interest due to a decrease in average interest rates from 9.20% to 8.23% and (iii) $4,529,000 of additional capitalized interest relating to the Company's development property (interest expense of $23,788,000 was capitalized in 2002, as compared to $19,259,000 in 2001).

Interest and other income was $2,178,000 in 2002, compared to $3,227,000 in 2001. This decrease of $1,049,000 resulted primarily from lower average cash invested due to the funding of the Company's development project and lower yields on investments, offset by a gain of $169,000 resulting from the sale of air rights (see "Liquidity and Capital Resources - Development Plans" on page 18 for further details).

Discontinued operations includes the Company's Third Avenue and Flushing Properties as shown below:

	Year Ended December 31,	
	2002	2001
Total revenues	$ 1,805,000	$ 2,101,000
Total expenses	1,903,000	2,021,000
Operating (loss) income	(98,000)	80,000
Gain on sale of Third Avenue	10,366,000	--
Income from discontinued operations	$ 10,268,000	$ 80,000

The Flushing property is shown on the Balance Sheet as an "Asset held for sale" at December 31, 2002.

Years Ended December 31, 2001 and December 31, 2000

The Company had net income of $27,386,000 for the year ended December 31, 2001, compared to net income of $5,197,000 in the prior year. Net income for 2001 includes (i) a gain the sale of the Fordham Road property of $19,026,000, (ii) a gain from the early extinguishment of debt of $3,534,000, partially offset by (iii) a charge of $3,058,000 resulting from the write-off of architectural and engineering costs associated with the development plans prior to the IKEA Property Inc. (IKEA) ground lease at Paramus, and (iv) a charge of $2,030,000 resulting from the write-off of professional fees resulting from the termination of the proposed spin-off of Alexander's Tower LLC.

Details of the additional changes in the components of net income for the year ended December 31, 2001 as compared to 2000 are discussed below.

The Company's revenues were $67,242,000 in 2001, compared to $62,155,000 in 2000, an increase of $5,087,000.

Property rentals were $44,022,000 in 2001, compared to $41,777,000 in 2000, an increase of $2,245,000. This increase results primarily from (i) commencement, on October 5, 2001, of the ground lease with IKEA at the Paramus property, and (ii) an increase in occupancy at the Kings Plaza Regional Shopping Center.

Tenant expense reimbursements were $23,220,000 in 2001, compared to $20,378,000 in 2000, an increase of $2,842,000. This increase resulted primarily from (i) higher reimbursements for real estate taxes and repairs and maintenance, and (ii) a $531,000 adjustment, made in the first quarter of 2000, in the method of allocating an anchor tenant's share of parking lot expenses at the Rego Park I property (which covered a number of years).

Operating expenses were $27,870,000 in 2001, compared to $27,153,000 in 2000, an increase of $717,000. This resulted primarily from an increase in real estate taxes and repairs and maintenance of $1,405,000, partially offset by the following relating to the Kings Plaza Regional Shopping Center, decreases in (i) operating expenses of $866,000 primarily from fuel costs at the utility plant and (ii) marketing expenses of $492,000, partially offset by an accrual of $675,000 for environmental remedation.

Depreciation and amortization expense was $6,423,000 in 2001, compared to $5,479,000 in 2000. This increase of $944,000 is a result of the interior refurbishment of the Company's Kings Plaza Regional Shopping Center completed in the beginning of 2001.

Interest and debt expense was $22,469,000 in 2001, compared to $21,424,000 in 2000, an increase of $1,045,000. This increase resulted from (i) interest of $7,404,000 due to higher average debt in 2001, offset by (ii) a $3,032,000 reduction in interest due to a decrease in average interest rates from 10.07% to 9.20% and (iii) $2,528,000 of additional capitalized interest relating to the Company's development property (interest expense of $19,259,000 was capitalized in 2001, as compared to $16,731,000 in 2000).

Interest and other income was $3,227,000 in 2001, compared to $1,124,000 in 2000. This increase of $2,103,000 results primarily from increased invested cash balances attributable to additional borrowings on the Company's Kings Plaza Regional Shopping Center on June 1, 2001, and Paramus property on October 5, 2001.

Minority interest of $49,000 in 2001 relates to $1,200,000 of non-convertible preferred stock that was sold to Vornado Realty Trust by 59th Street Corporation (a wholly-owned subsidiary of the Company) on August 1, 2001. This issue was redeemed by 59th Street Corporation, and a $49,000 dividend was paid, on December 28, 2001.

Discontinued operations includes the Company's Third Avenue and Flushing Properties as shown below:

	Year Ended December 31,	
	2001	2000
Total revenues	$2,101,000	$ 1,810,000
Total expenses	2,021,000	1,998,000
Income (loss) from discontinued operations	$ 80,000	$ (188,000)

The Flushing property is shown on the Balance Sheet as an "Asset held for sale" at December 31, 2002.

Liquidity and Capital Resources

Alexander's operating properties do not generate sufficient cash flow to pay all of its expenses. After the completion of the Lexington Avenue property, which is not expected until 2005, the Company expects that cash flow will become positive.

Development Plans

The development plans at Lexington Avenue consist of approximately 1.3 million square foot multi-use building. The building will contain approximately 154,000 net rentable square feet of retail (45,000 square feet of which has been leased to Hennes & Mauritz), approximately 878,000 net rentable square feet of office (695,000 square feet of which has been leased to Bloomberg L.P.) and approximately 248,000 net saleable square feet of residential consisting of condominium units (through a taxable REIT subsidiary). Construction is expected to be completed in 2004. On July 3, 2002 the Company finalized a $490,000,000 loan with HVB Real Estate Capital (Hypo Vereinsbank) to finance the construction of the Lexington Avenue property (the "Construction Loan"). The estimated construction costs in excess of the construction loan of approximately $140,000,000 will be provided by the Company of which $107,000,000 has been expended through December 31, 2002. The Construction Loan has an interest rate of LIBOR plus 2.5% (currently 3.94%) and a term of forty-two months subject to two one-year extensions. The Company received an initial funding of $55,500,000 under the Construction Loan, of which $25,000,000 was used to repay the Company's term loan to a bank in the amount of $10,000,000 and a secured note in the amount of $15,000,000. Of the total construction budget of $630,000,000, $162,000,000 has been expended through December 31, 2002 and an additional $184,000,000 has been committed to.

The Company lease with Bloomberg L.P. has an initial term of 25 years, with a ten-year renewal option. Base annual net rent is $34,529,000 in each of the first four years and $38,533,000 in the fifth year with a similar percentage increase each four years thereafter.

For the development of the residential portion of the Lexington Avenue project, the Company will utilize 241,125 square feet of air rights, of which 72,525 square feet were generated "as of right" in accordance with the zoning code and 196,711 square feet were acquired in a number of separate transactions for an aggregate cost of $20,708,000 (including 56,932 square feet which were acquired from Vornado at a cost of $6,517,000). Of the acquired air rights, 28,111 square feet were sold to a third party for $3,339,000 resulting in a gain of $169,000 which is reflected as part of interest and other income in the Company's statement of income.

There can be no assurance that the Lexington Avenue project ultimately will be completed, completed on time or completed for the budgeted amount. Further, the Company may need additional financing for the project, which may involve equity, debt, joint ventures and asset sales, and which may involve arrangements with Vornado Realty Trust. If the project is not completed on a timely basis, the Bloomberg L.P. lease may be cancelled and significant penalties may apply. See Vornado "Completion Guarantee" described below.

In conjunction with the closing of the Lexington Avenue construction loan on July 3, 2002, the Company's management and development agreements with Vornado were amended to provide for a term lasting until substantial completion of the property, with automatic renewals, and for the payment of the estimated development fee of $26,300,000 upon the earlier of January 3, 2006 or the payment in full of the construction loan encumbering the property. Vornado has also agreed to guarantee among other things, the lien free, timely completion of the construction of the project, and funding of project costs in excess of a stated loan budget, if not funded by the Company (the "Completion Guarantee"). The $6,300,000 estimated fee payable by the Company to Vornado is 1% of construction costs (as defined) and is due at the same time that the development fee is due. In addition, if Vornado should advance any funds under the Completion Guarantee in excess of the $26,000,000 currently available under the secured line of credit, interest on those advance would be at 15% per annum.

Insurance

The Company's debt instruments, consisting of mortgage loans secured by its properties (which are generally non-recourse to the Company), contain customary covenants requiring the Company to maintain insurance. There can be no assurance that the lenders under these instruments will not take the position that an exclusion from all risk insurance coverage for losses due to terrorist acts is a breach of these debt instruments that allows the lenders to declare an event of default and accelerate repayment of debt. In addition, if lenders insist on coverage for these risks, it could adversely affect the Company's ability to finance and/or refinance its properties, including the construction of its Lexington Avenue development property.

On November 26, 2002, the Terrorism Risk Insurance Act of 2002 was signed into law. Under this new legislation, through 2004 (with a possible extension through 2005), regulated insurers must offer coverage in their commercial property and casualty policies (including existing policies) for losses resulting from defined "acts of terrorism". The Company's current property insurance carrier has advised us that there will be no additional premium for this coverage through the end of the policy term, June 30, 2003. The carrier has further advised us that the situation may change at renewal.

Disposition of Properties

On August 30, 2002 the Company closed on the sale of its Third Avenue property, located in the Bronx, New York. The 173,000 square feet property was sold for $15,000,000, resulting in a gain of $10,366,000. Included in the expenses relating to the sale, the Company paid a commission of $600,000, of which $350,000 was paid to Vornado pursuant to the 1992 Leasing Agreement between the companies.

On May 30, 2002 the Company entered into an agreement to sell its subsidiary which owns the building and has the ground lease for its property in Flushing, New York for $18,800,000 which would result in a gain of approximately $15,800,000. The Company has received a non-refundable deposit of $1,875,000 from the purchaser. By Notice of Default dated August 16, 2002, the Landlord of the premises notified the Company of certain alleged defaults under the lease, including, but not limited to the fact that the purchaser performed unauthorized construction at the premises. The Company commenced an action for injunctive relief and a declaration of the rights and obligations of the parties under the lease. The Company has obtained an injunction which temporarily restrains the Landlord from terminating the lease. On September 6, 2002, the scheduled closing date, the Company notified the purchaser that the purchaser failed to close and is in default of its obligations under the purchase contract. While negotiations are in process with the parties to attempt to settle the disputes, there can be no assurance that the sale will be consummated, or that the dispute with the Landlord will be resolved favorably, or that the deposit will not be required to be returned. The Company continues to explore all of its options, including subleasing the property.

Debt

Below is a summary of the Company's properties and their encumbrances at December 31, 2002:

Property	Debt Outstanding (in 000's)	Interest Rate	Maturity Dates
Kings Plaza Shopping Center	$ 219,307,000	7.46%	6/10/11
Rego Park	82,000,000	7.25%	6/10/09
Paramus	68,000,000	5.92%	10/5/11
Lexington Avenue	55,500,000	3.94%	1/3/06
Rego Park II (raw land)	--	--	--
Flushing (lease interest)	--	--	--
Vornado loan	119,000,000	12.48%	1/3/06
Total	$ 543,807,000		

*Represents initial funding on a $490 million construction loan.

At December 31, 2002, the principal repayments for the next fives years and thereafter are as follows:

Year Ending December 31,	
2003	$ 2,721,000
2004	3,226,000
2005	3,895,000
2006	178,699,000
2007	4,526,000
Thereafter	350,740,000

At December 31, 2002, the Company was indebted to Vornado in the amount of $119,000,000 comprised of (i) $95,000,000 financing, and (ii) $24,000,000 under a $50,000,000 line of credit (which carries a 1% unused commitment fee). The interest rate on the loan and the line of credit which is currently 12.48%, will reset quarterly using a Treasury index (with a 3% floor) plus the same spread to treasuries as previously existed.

The Company has additional borrowing capacity of $26,000,000 under its line of credit with Vornado. The Company can also raise additional capital through mezzanine level borrowing (deeply subordinated debt which is not secured by a senior interest in assets) and through the sale of securities and assets (the Company estimates that the fair market value of its assets are substantially in excess of their historical cost). The Company continues to evaluate its financing alternatives. Based on discussions with third party lenders, the Company believes it could borrow an additional $60 to $70 million through the refinancing of its Kings Plaza and Rego Park I properties at the mezzanine level and repay a portion of the Vornado loan; however the interest rate on this incremental debt would be substantially in excess of the interest rate under the Vornado line of credit which is 12.48% at December 31, 2002, therefore the Company does not intend to pursue such refinancings at this time.

Although there can be no assurance, the Company believes that its cash sources as outlined above will be adequate to fund its cash requirements until its operations generate adequate cash flow.

Cash Flows

Year Ended December 31, 2002

Net cash provided by operating activities of $7,643,000 was comprised of (i) net income of $23,584,000 (ii) non-cash items of $5,935,000, offset by and (iii) the net change in operating assets and liabilities of $11,341,000 and (iii) gain on sale of Third Avenue property of $10,366,000 (iv) gain on sale of air rights of $169,000. The adjustments for non-cash items are primarily comprised of (i) depreciation and amortization of $9,034,000, offset by (ii) the effect of straight-lining of rental income of $3,099,000.

Net cash used in investing activities of $114,028,000 (includes cash provided by discontinued operations of $15,051,000) was comprised of capital expenditures of $133,250,000, partially offset by proceeds from the sale of Third Avenue property of $13,176,000. The capital expenditures were primarily related to Lexington Avenue development.

Net cash provided by financing activities of $16,366,000 resulted primarily from an increase in debt of $55,500,000, partially offset by debt repayments of $27,524,000 and debt issuance costs of $11,110,000.

Year Ended December 31, 2001

Net cash provided by operating activities of $9,839,000 was comprised of (i) net income of $27,386,000, (ii) non-cash items of $4,824,000, (iii) write-off of architectural and engineering costs of $3,058,000 associated with the development plans prior to the IKEA Property, Inc. ground lease, (iv) write-off of professional fees of $2,030,000 resulting from the termination of the spin-off of Alexander's Tower LLC, offset by (v) gain on sale of Fordham Road property of $19,026,000, (vi) a gain from early extinguishment of debt of $3,534,000, and (vii) the net change in operating assets and liabilities of $4,899,000. The adjustments for non-cash items are primarily comprised of (i) depreciation and amortization of $7,973,000, offset by (ii) the effect of straight-lining of rental income of $3,149,000.

Net cash used in investing activities of $22,995,000 was comprised of (i) proceeds from the sale of Fordham Road property of $23,701,000, (ii) the release of restricted cash of $21,670,000, offset by (iii) capital expenditures of $48,490,000 and (iv) an increase in restricted cash of $19,876,000. The capital expenditures were primarily comprised of (i) capitalized interest and other carrying costs of $21,378,000, (ii) renovations to the Kings Plaza Regional Shopping Center of $3,651,000 and (iii) excavation, foundation and predevelopment costs at Lexington Avenue of $21,599,000.

Net cash provided by financing activities of $146,142,000 was comprised of (i) proceeds from the issuance of debt of $300,685,000 offset by, (ii) repayment of debt of $149,337,000, and (iii) debt issuance costs of $5,206,000.

Year Ended December 31, 2000

Cash provided by operating activities of $10,741,000 was comprised of net income of $5,197,000, non-cash items of $4,540,000 and the net change in operating assets and liabilities of $1,004,000. The adjustments for non-cash items are comprised of depreciation and amortization of $8,049,000 and the effect of straight-lining of rental income of $3,509,000.

Net cash used in investing activities of $65,636,000 was comprised of capital expenditures of $77,931,000, offset by the release of restricted cash of $12,295,000. The capital expenditures were primarily comprised of: (i) excavation, foundation and predevelopment costs at Lexington Avenue of $35,300,000, (ii) renovations to the Kings Plaza Regional Shopping Center of $22,700,000, and (iii) capitalized interest and other carrying costs of $18,800,000.

Net cash provided by financing activities of $31,114,000 was comprised of (i) proceeds from the issuance of debt of $38,849,000, offset by (ii) payment of acquisition obligation of $6,936,000, (iii) repayments of debt of $222,000 and (iv) debt issuance costs of $577,000.

Funds from Operations for the Years Ended December 31, 2002 and 2001

Funds from operations were $14,633,000 in the year ended December 31, 2002, an increase of $8,848,000 from the prior year. The following table reconciles funds from operations and net income:

	2002	2001
Net income	$23,584,000	$27,386,000
Depreciation and amortization of real property	6,703,000	6,508,000
Straight-lining of property rentals for rent escalations	(3,099,000)	(3,149,000)
Gain on sale of Third Avenue property	(10,366,000)	--
Gain on sale of Fordham Road property	--	(19,026,000)
Gain from early extinguishment of debt	--	(3,534,000)
Leasing fees paid in excess of expense recognized	(2,189,000)	(2,400,000)
	$14,633,000	$ 5,785,000

Funds from operations does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs, which is disclosed in the Consolidated Statements of Cash Flows for the applicable periods. There are no material legal or functional restrictions on the use of funds from operations. Funds from operations should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows as a measure of liquidity. Management considers funds from operations a relevant supplemental measure of operating performance because it provides a basis for comparison among REITs; however, funds from operations may not be comparable to similarly titled measures reported by other REITs since the Company's method of calculating funds from operations is different from that used by NAREIT. Funds from operations, as defined by NAREIT, represents net income before depreciation and amortization, extraordinary items and gains or losses on sales of real estate. Funds from operations as disclosed above has been modified to adjust for the effect of straight-lining of property rentals for rent escalations and leasing fee expenses paid directly to Vornado Realty Trust. Below are the cash flows provided by (used in) operating, investing and financing activities:

	2002	2001
Operating activities	$ 7,643,000	$ 9,839,000
Investing activities	$(114,028,000)	$(22,995,000)
Financing activities	$ 16,366,000	$146,142,000

Recently Issued Accounting Standards

SFAS No. 142- *Goodwill and Other Intangible Assets*

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets* (effective January 1, 2002). The adoption of SFAS No. 142 did not have a material effect on the Company's Financial Statements.

SFAS No. 143- *Accounting for Asset Retirement Obligations and* SFAS No. 144- *Accounting for the Impairment or Disposal of Long-Lived Assets*

In August 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations* (effective January 1, 2003). SFAS No. 144, *Accounting for the Impairment of Disposal of Long-Lived Assets* (effective January 1, 2002). SFAS No. 143 requires the recording of the fair value of a liability for an asset retirement obligation in the period which it is incurred. SFAS No. 144 supersedes current accounting literature and now provides for a single accounting model for long-lived assets to be disposed of by sale and requires discontinued operations presentations for disposals of a "component" of an entity. The adoption of these statements did not have a material effect on the Company's financial statements; however under SFAS No. 144, the Company has reclassified its statement of operations to reflect income and expenses for the properties which are held for sale or sold during 2002 as discontinued operations.

SFAS No. 145- Rescission of No. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections

In April 2002, FASB issued SFAS No. 145, *Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Correction.* SFAS No. 145 requires, among other things, (i) that the modification of a lease that results in a change of the classification of the lease from capital to operating under the provisions of SFAS No. 13 be accounted for as a sale-leaseback transaction and (ii) the reporting of gains or losses from the early extinguishment of debt as extraordinary items only if they met the criteria of Accounting Principles Board Opinion No. 30, *Reporting the Results of Operations.* The Company reclassified the $3,534,000 gain from extraordinary items to a gain from early extinguishment of debt in 2001. As permitted by this statement, the Company elected to apply the provision applying to early extinguishment of debt for the Company's 2002 and all prior Financial Statements accordingly.

SFAS No. 146- Accounting for Costs Associated with Exit or Disposal Activities

In July 2002, FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (effective January 1, 2003). SFAS No. 146 replaces current accounting literature and requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The Company does not believe the adoption of SFAS No. 146 will have a material effect on the Company's financial statements.

SFAS No. 148- Accounting For Stock-Based Compensation- Transition and Disclosure- An Amendment of FASB Statement No. 123

On August 7, 2002, the FASB issued Statement No. 148 – Accounting for Stock-Based Compensation – Transition and Disclosure – An Amendment of FASB Statement No. 123 to amend the transition and disclosure provisions of SFAS No. 123. Specifically, SFAS No. 123, as amended, would permit two additional transition methods for entities that adopt the fair value method of accounting for stock based employee compensation. The Company does not believe the adoption of SFAS No. 148 will have a material effect on the Company's financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company's exposure to a change in interest rates is as follows:

	2002			2001	
	December 31, Balance	Weighted Average Interest Rate	Effect of 1% Change In Base Rates	December 31, Balance	Weighted Average Interest Rate
Variable rate	$ 174,500,000	9.76%	$1,745,000	$ 25,000,000	4.95%
Fixed rate	369,307,000	7.13%	--	490,831,000	8.73%
	$ 543,807,000		1,745,000	$ 515,831,000	

Total decrease in the Company's annual net income	$1,745,000
Per share-diluted	$ .35

The Company is further subject to interest rate risk with respect to its fixed rate financing in that changes in interest rates will impact the fair value of the Company's fixed rate financing.

Item 8. Financial Statements and Supplementary Data

Index to Financial Statements

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
of Alexander's, Inc.
Paramus, New Jersey

We have audited the accompanying consolidated balance sheets of Alexander's, Inc. and Subsidiaries (the "Company") as of December 31, 2002 and 2001 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedules listed in the index at Item 15(a)(2). These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 12 to the consolidated financial statements, the Company has changed its presentation of the consolidated financial statements to conform to Statement of Financial Accounting Standards No. 144.

DELOITTE & TOUCHE LLP

Parsippany, New Jersey
March 5, 2003

ALEXANDER'S, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(amounts in thousands except share amounts)

	December 31,	
	2002	2001
ASSETS:		
Real estate, at cost:		
Land	$ 90,768	$ 90,768
Buildings, leaseholds and leasehold improvements	173,368	168,388
Construction in progress (including Vornado fees of $13,325 and $3,367)	315,781	154,545
Air rights acquired for Lexington Avenue development	17,531	14,191
Total	597,448	427,892
Less accumulated depreciation and amortization	(55,975)	(51,463)
Real estate, net	541,473	376,429
Assets held for sale	1,502	3,930
Cash and cash equivalents	45,239	135,258
Restricted cash	2,425	6,596
Accounts receivable, net of allowance for doubtful accounts of $96 and $929 in 2002 and 2001	2,508	1,534
Receivable arising from the straight-lining of rents, net	20,670	18,233
Deferred lease and other property costs (including unamortized Vornado leasing fees of $14,837 and $15,154)	27,765	29,371
Deferred debt expense, net	14,619	5,840
Other assets	8,711	6,148
TOTAL ASSETS	$ 664,912	$ 583,339

See notes to consolidated financial statements

ALEXANDER'S, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)
(amounts in thousands except share amounts)

	December 31, 2002	December 31, 2001
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Debt (including $119,000 due to Vornado in 2002 and 2001)	$ 543,807	$ 515,831
Amounts due to Vornado	11,294	4,822
Accounts payable and accrued expenses	36,895	13,940
Other liabilities	4,251	3,665
TOTAL LIABILITIES	596,247	538,258
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred stock: no par value; authorized, 3,000,000 shares; issued, none		
Common stock: $1.00 par value per share; authorized, 10,000,000 shares; issued, 5,173,450 shares	5,174	5,174
Additional capital	24,843	24,843
Retained earnings	39,608	16,024
	69,625	46,041
Less treasury shares, 172,600 shares at cost	(960)	(960)
Total stockholders' equity	68,665	45,081
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 664,912	$ 583,339

See notes to consolidated financial statements

ALEXANDER'S, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(amounts in thousands except share amounts)

	Year Ended December 31,		
	2002	2001	2000
REVENUES:			
Property rentals	$50,040	$44,022	$41,777
Expense reimbursements	26,153	23,220	20,378
Total revenues	76,193	67,242	62,155
EXPENSES:			
Operating (including management fees of $1,442, $1,362 and $1,337 to Vornado)	31,569	27,870	27,153
Write-off of architectural and engineering costs associated with development plans of Paramus prior to IKEA	--	3,058	--
General and administrative (including management fees of $2,160 to Vornado in each year)	3,960	3,824	3,838
Depreciation and amortization	6,638	6,423	5,479
Total expenses	42,167	41,175	36,470
OPERATING INCOME	34,026	26,067	25,685
Interest and debt expense (including interest on loans from Vornado)	(22,888)	(24,469)	(21,424)
Interest and other income, net	2,178	3,227	1,124
Gain on sale of Fordham Road property	--	19,026	--
Gain on early extinguishment of debt	--	3,534	--
Write-off professional fees resulting from the termination of the spin-off of Alexander's Tower LLC	--	(2,030)	--
Minority Interest	--	(49)	--
Income from continuing operations	13,316	27,306	5,385
Income (loss) from discontinued operations	10,268	80	(188)
NET INCOME	$23,584	$27,386	$ 5,197
Income (Loss) per share(basic and diluted):			
Continuing operations	$ 2.66	$ 5.46	$ 1.08
Discontinued operations	2.06	.02	(.04)
Net income	$ 4.72	$ 5.48	$ 1.04

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(amounts in thousands)

	Common Stock	Additional Capital	Retained Earnings/ (Deficit)	Treasury Stock	Stockholders' Equity
Balance, January 1, 2000	$ 5,174	$24,843	$ (16,559)	$ (960)	$ 12,498
Net income	--	--	5,197	--	5,197
Balance, December 31, 2000	5,174	24,843	(11,362)	(960)	17,695
Net income	--	--	27,386	--	27,386
Balance, December 31, 2001	5,174	24,843	16,024	(960)	45,081
Net income	--	--	23,584	--	23,584
Balance, December 31, 2002	$ 5,174	$24,843	$ 39,608	$ (960)	$ 68,665

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

	Year Ended December 31,		
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income from continuing operations	$ 13,316	$ 27,306	$ 5,385
Adjustments to reconcile income from continuing operations to net cash provided by continuing operating activities:			
Depreciation and amortization (including debt issuance costs)	8,969	7,888	7,985
Straight-lining of rental income, net	(3,099)	(3,149)	(3,509)
Gain on sale of air rights	(169)	--	--
Gain on Sale of Fordham Road property	--	(19,026)	--
Gain from early extinguishment of debt	--	(3,534)	--
Write-off of architectural and engineering costs associated with development plans prior to the IKEA Property Inc. ground lease	--	3,058	--
Write-off of professional fees resulting from the termination of the spin-off of Alexander's Tower LLC	--	2,030	--
Change in assets and liabilities:			
Accounts receivable	(974)	189	1,630
Amounts due to Vornado and its affiliate	(3,115)	3,555	(2,554)
Accounts payable and accrued expenses	(2,845)	348	3,017
Other liabilities	(789)	932	(546)
Other	(3,618)	(9,923)	(543)
Net cash provided by operating activities of continuing operations	7,676	9,674	10,865
Income (loss) from discontinued operations	10,268	80	(188)
Depreciation and amortization	65	85	64
Gain on sale of Third Avenue property	(10,366)	--	
Net cash (used in) provided by discontinued operations	(33)	165	(124)
Net cash provided by operating activities	7,643	9,839	10,741
CASH FLOWS FROM INVESTING ACTIVITIES:			
Cash flow from continuing operations:			
Additions to real estate	(133,250)	(48,490)	(77,931)
Cash made available for construction financing	--	8,388	12,202
Cash made available for operating liabilities	13,574	13,282	93
Cash restricted for operating liability	(9,403)	(19,876)	--
Proceeds from sale of Fordham Road property	--	23,701	--
Net cash used in continuing operations	(129,079)	(22,995)	(65,636)
Cash flows from discontinued operations:			
Proceeds from sale of Third Avenue property	13,176	--	--
Deposit on sale of Flushing	1,875	--	--
Net cash provided by discontinued operations	15,051	--	--
Net cash used in investing activities	(114,028)	(22,995)	(65,636)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Issuance of debt	55,500	300,685	38,849
Debt repayments	(27,524)	(149,337)	(222)
Deferred debt expense	(11,110)	(5,206)	(577)
Payment of acquisition obligation	(500)	(--)	(6,936)
Net cash provided by financing activities	16,366	146,142	31,114
Net (decrease) increase in cash and cash equivalents	(90,019)	132,986	(23,781)
Cash and cash equivalents at the beginning of the year	135,258	2,272	26,053
Cash and cash equivalents at the end of the year	$ 45,239	$ 135,258	$ 2,272
SUPPLEMENTAL INFORMATION:			
Cash payments for interest (of which $23,788, $19,259 and $16,731 have been capitalized)	$ 45,818	$ 38,793	$ 33,979

See notes to consolidated financial statements.

1. ORGANIZATION AND BUSINESS

Alexander's, Inc. (the "Company") is a real estate investment trust ("REIT") engaged in leasing, managing, developing and redeveloping properties. Alexander's activities are conducted through its manager, Vornado Realty Trust ("Vornado").

Alexander's operating properties do not generate sufficient cash flow to pay all of its expenses. After the completion of the Lexington Avenue property, which is not expected until 2005, the Company expects that cash flow will become positive.

The Company has additional borrowing capacity of $26,000,000 under its line of credit with Vornado. The Company can also raise additional capital through mezzanine level borrowing (deeply subordinated debt which is not secured by a senior interest in assets) and through the sale of securities and assets (the Company estimates that the fair market value of its assets are substantially in excess of their historical cost). Although there can be no assurance, the Company believes that these cash sources will be adequate to fund cash requirements until its operations generate adequate cash flow.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated. Certain reclassifications to prior year amounts have been made to conform with the current year's presentation. The Company currently operates in one business segment.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company includes in cash and cash equivalents both cash and short-term highly liquid investments purchased with original maturities of three months or less. Cash and cash equivalents does not include cash restricted for construction financing and operating liabilities which is disclosed separately.

Fair Value of Financial Instruments – All financial instruments of the Company are reflected in the accompanying Consolidated Balance Sheets at historical cost which, in management's estimation, based upon an interpretation of available market information and valuation methodologies (including discounted cash flow analyses with regard to fixed rate debt), reasonably approximates their fair values. Such fair value estimates are not necessarily indicative of the amounts that would be realized upon disposition of the Company's financial instruments.

Real Estate and Other Property – Real estate and other property is carried at cost, net of accumulated depreciation. Depreciation is provided on buildings and improvements on a straight-line basis over their estimated useful lives ranging from four years to forty years. When real estate and other property is undergoing development activities, all property operating expenses, including interest expense, are capitalized to the cost of the real property to the extent that management believes such costs are recoverable through the value of the property.

The Company's properties are reviewed for impairment if events or changes in circumstances indicate that the carrying amount of the property may not be recoverable. In such an event, a comparison is made of the current and projected operating cash flows of each such property into the foreseeable future on an undiscounted basis, to the carrying amount of such property. Such carrying amount would be adjusted, if necessary, to reflect an impairment in the value of the asset.

Deferred Charges – Direct financing costs are deferred and amortized over the terms of the related agreements as a component of interest expense. Direct costs related to leasing activities are capitalized and amortized on a straight-line basis over the lives of the related leases. All other deferred charges are amortized on a straight-line basis, which approximates the effective interest rate method, in accordance with the terms of the agreements to which they relate.

Revenue Recognition – The Company has the following revenue sources and revenue recognition policies:
Base rent – income arising from tenant leases. These rents are recognized over the non-cancellable term of the related leases on a straight-line basis which included the rent steps and free rent abatements under the leases.

Percentage Rents – income arising from retail tenant leases which are contingent upon the sales of the tenant exceeding a defined threshold. These rents are recognized in accordance with SAB 101, which states that this income is to be recognized only after the contingency has been removed (i.e. sales threshold have been achieved).

Expenses Reimbursement Income – income arising from tenant leases which provide for the recovery of all or a portion of the operating expenses and real estate taxes of the respective property. This income is accrued in the same periods as the expenses are incurred.

Income Taxes – The Company operates in a manner intended to enable it to continue to qualify as a REIT under sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). Under the Code, the Company's net operating loss carryovers ("NOL") generally would be available to offset the amount of the Company's REIT taxable income that otherwise would be required to be distributed as a dividend to its stockholders.

The Company has reported NOL's for federal tax purposes of approximately $94,000,000 at December 31, 2002, expiring from 2007 to 2015. The Company also has investment tax and targeted jobs tax credits of approximately $2,800,000 expiring in 2008 through 2014.

The following table reconciles net income to taxable income for the year ended December 31, 2002, 2001,and 2000.

	Years Ended December 31,		
	2002	2001	2000
Net income	$ 23,584,000	$ 27,386,000	$ 5,197,000
Straight-line rent adjustments	(2,953,000)	(3,002,000)	(3,632,000)
Depreciation and amortization timing differences	2,985,000	2,625,000	2,903,000
Book/tax difference on gain of sale of assets	1,345,000	16,026,000	--
Interest expense	(2,972,000)	(6,515,000)	(6,132,000)
Other	988,000	(1,181,000)	277,000
Taxable income(loss)	22,977,000	35,339,000	(1,387,000)
NOL Carry Forward opening balance	(117,041,000)	(152,380,000)	(150,993,000
NOL Available ending balance	$ (94,064,000)	$(117,041,000)	$(152,380,000)

The net basis in the Company's assets and liabilities for tax purposes is approximately $42,000,000 lower than the amount reported for financial statement purposes.

Amounts Per Share – Basic income per share excludes any dilutive effects of stock options. Stock options outstanding were not dilutive in any period.

Stock Options – The Company accounts for stock-based compensation using the intrinsic value method. Under the intrinsic value method compensation cost is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the exercise price of the option granted. Compensation cost for stock options, if any, is recognized ratably over the vesting period. The Company's policy is to grant options with an exercise price equal to the quoted market price of the Company's stock on the grant date. Accordingly, no compensation cost has been recognized for the Company's stock option plans.

Stock Appreciation Rights – Stock Appreciation Rights (SARs) are granted at 100% of the market price of the Common Stock on the date of grant. SARs vest ratably, becoming fully vested 36 months after grant. Expense is recognized ratably in the statement of income if the stock price exceeds the exercise price at the balance sheet date. On subsequent balance sheet dates, if the stock price falls, the previously recognized expense is reversed, but not below zero.

Recently Issued Accounting Standards

SFAS No. 142- *Goodwill and Other Intangible Assets*

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets* (effective January 1, 2002). The adoption of SFAS No. 142 did not have a material effect on the Company's Financial statements.

SFAS No. 143- *Accounting for Asset Retirement Obligations and* SFAS No. 144- *Accounting for the Impairment or Disposal of Long-Lived Assets*

In August 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations* (effective January 1, 2003). SFAS No. 144, *Accounting for the Impairment of Disposal of Long-Lived Assets* (effective January 1, 2002). SFAS No. 143 requires the recording of the fair value of a liability for an asset retirement obligation in the period which it is incurred. SFAS No. 144 supersedes current accounting literature and now provides for a single accounting model for long-lived assets to be disposed of by sale and requires discontinued operations presentations for disposals of a "component" of an entity. The adoption of these statements did not have a material effect on the Company's financial statements; however under SFAS No. 144 the company has reclassified its statement of operations to reflect income and expenses for the properties which are held for sale or sold during 2002 as discontinued operations.

SFAS No. 145- Rescission of No. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections

In April 2002, FASB issued SFAS No. 145, *Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Correction.* SFAS No. 145 requires, among other things, (i) that the modification of a lease that results in a change of the classification of the lease from capital to operating under the provisions of SFAS No. 13 be accounted for as a sale-leaseback transaction and (ii) the reporting of gains or losses from the early extinguishment of debt as extraordinary items only if they met the criteria of Accounting Principles Board Opinion No. 30, *Reporting the Results of Operations.* The Company reclassified the $3,534,000 gain from extraordinary items to a gain from early extinguishment of debt in 2001. As permitted by this statement, the Company elected to apply the provision applying to early extinguishment of debt for the Company's 2002 and all prior Financial Statements accordingly.

SFAS No. 146- Accounting for Costs Associated with Exit or Disposal Activities

In July 2002, FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (effective January 1, 2003). SFAS No. 146 replaces current accounting literature and requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The Company does not believe the adoption of SFAS No. 146 will have a material effect on the Company's financial statements.

SFAS No. 148- Accounting For Stock-Based Compensation- Transition and Disclosure- An Amendment of FASB Statement No. 123

On August 7, 2002, the FASB issued Statement No. 148 – Accounting for Stock-Based Compensation – Transition and Disclosure – An Amendment of FASB Statement No. 123 to amend the transition and disclosure provisions of SFAS No. 123. Specifically, SFAS No. 123, as amended, would permit two additional transition methods for entities that adopt the fair value method of accounting for stock based employee compensation. The Company does not believe the adoption of SFAS No. 148 will have a material effect on the Company's financial statements.

3. DEBT

Below is a summary of the Company's outstanding debt.

	Maturity	Interest Rate as of December 31, 2002	Balance as of December 31, 2002	Balance as of December 31, 2001
Term loan to Vornado (1)	January 2006	12.48%	$ 119,000,000	$ 119,000,000
First mortgage loan, secured by the Company's Kings Plaza Regional Shopping Center (2)	June 2011	7.46%	219,307,000	221,831,000
First mortgage loan, secured by the Company's Rego Park I Shopping Center (3)	May 2009	7.25%	82,000,000	82,000,000
First mortgage loan secured by the Company's Paramus Property (4)	October 2011	5.92%	68,000,000	68,000,000
Construction loan, secured by the Company's Lexington Avenue Property (see Note 5)	January 2006	3.94%	55,500,000	--
Secured note (5)			--	15,000,000
Term loan to bank (6)			--	10,000,000
			$543,807,000	$515,831,000

(1) At December 31, 2002, the Company was indebted to Vornado in the amount of $119,000,000 comprised of (i) $95,000,000 financing, and (ii) $24,000,000 under a $50,000,000 line of credit (which carries a 1% unused commitment fee). The interest rate on the loan and line of credit is 12.48% and the maturity has been extended to the earlier of January 3, 2006 or the date the Lexington Avenue construction loan is repaid in full. The interest rate on the loan and line of credit will reset quarterly, using the same spread to treasuries as presently exists and a 3.00% floor for treasuries.

The Company's subsidiary, 59th Street Corporation is the borrower with respect to $40 million of the Vornado loans, which is guaranteed by the Company and the Company is the borrower for the remaining $79 million. The existing collateral for each of the Vornado loans is as follows: (i) back-up guaranties given by Alexander's of Rego Park II, Inc. ("Rego II"), Alexander's Rego Park III, Inc. ("Rego III") and Alexander's of Flushing, Inc. ("Flushing"), (ii) a pledge given by the Company of its interest in the entities holding the commercial and residential parcels comprising the Lexington Avenue property, Flushing, Rego II and Rego III and (iii) a lockbox agreement between the Company and Vornado, giving Vornado a security interest and springing control of the Company's corporate bank account into which, among other things, any distributions to the Company from its subsidiaries owning the Kings Plaza shopping center, the Rego Park shopping center, and the Paramus property are deposited and (iv) unrecorded mortgages on the Rego II and Rego III properties given by such entities to secure their guaranties.

(2) On June 1, 2001, the Company, through a newly formed subsidiary, completed a $223,000,000 refinancing of its subsidiary's Kings Plaza Regional Shopping Center property and repaid the then existing balance of $115,210,000 of debt collateralized by the property from the proceeds of the new loan. The mortgage matures in June 2011 and bears interest at a fixed rate of 7.46%. Monthly payments include principal based on a 27-year amortization schedule.

(3) The mortgage loan, which is an obligation of a wholly-owned subsidiary, matures in May, 2009 and is secured by a mortgage on the Rego Park I property and guaranteed by the Company. The loan bears interest at a fixed rate of 7.25%. Amortization of principal begins in July 2004 on a 30-year schedule.

(4) The $68,000,000 interest only, non-recourse mortgage loan on the Paramus property is from a third party lender. The fixed interest rate on the debt is 5.92% with interest payable monthly until maturity in October, 2011.

(5) The note was secured by a third mortgage on the Lexington Avenue property. This note has been satisfied in connection with the closing of the construction loan for Lexington Avenue development.

(6) The loan has been satisfied in connection with the closing of the construction loan for Lexington Avenue development.

At December 31, 2002, the principal repayments for the next five years and thereafter are as follows:

Year Ending December 31,	
2003	$ 2,721,000
2004	3,226,000
2005	3,895,000
2006	178,699,000
2007	4,526,000
Thereafter	350,740,000

All of the Company's debt is secured by mortgages and/or pledges of the stock of subsidiaries holding the properties. The net carrying value of real estate collateralizing the debt amounted to $542,848,000 at December 31, 2002.

The Company's debt instruments, consisting of mortgage loans secured by its properties (which are generally non-recourse to the Company), contain customary covenants requiring the Company to maintain insurance. There can be no assurance that the lenders under these instruments will not take the position that an exclusion from all risk insurance coverage for losses due to terrorist acts is a breach of these debt instruments that allows the lenders to declare an event of default and accelerate repayment of debt. In addition, if lenders insist on coverage for these risks, it could adversely affect the Company's ability to finance and/or refinance its properties, including the construction of its Lexington Avenue development property.

On November 26, 2002, the Terrorism Risk Insurance Act of 2002 was signed into law. Under this new legislation, through 2004 (with a possible extension through 2005), regulated insurers must offer coverage in their commercial property and casualty policies (including existing policies) for losses resulting from defined "acts of terrorism". The Company's current property insurance carrier has advised us that there will be no additional premium for this coverage through the end of the policy term, June 30, 2003. The carrier has further advised us that the situation may change at renewal.

4. LEASES

As Lessor

The Company leases properties to tenants. The rental terms for the properties leased range from 5 years to approximately 40 years. The leases provide for the payment of fixed base rentals payable monthly in advance and for the payment by the lessees of additional rents based on a percentage of the tenants' sales as well as reimbursements of real estate taxes, insurance and maintenance.

Future base rental revenue under these noncancellable operating leases (other than leases which have not commenced, including Bloomberg) is as follows:

Year Ending December 31,	Total Amounts
2003	$ 39,175,000
2004	39,101,000
2005	38,981,000
2006	37,260,000
2007	34,201,000
Thereafter	445,734,000

Sears accounted for 19%, 21% and 21% of the Company's consolidated revenues for the years ended December 31, 2002, 2001, and 2000, respectively. No other tenant accounted for more than 10% of revenues.

As Lessee

The Company is a tenant under long-term leases. Future minimum lease payments under the operating leases are as follows:

Year Ending December 31,	Total Amounts
2003	$ 416,000
2004	416,000
2005	416,000
2006	416,000
2007	315,000
Thereafter	4,532,000

Rent expense was $416,000 for each of the years ended December 31, 2002, 2001 and 2000.

5. LEXINGTON AVENUE

On May 1, 2001 the Company entered into a lease agreement with Bloomberg L.P. to lease approximately 690,000 square feet. The initial term of the lease is for 25 years, with a ten-year renewal option. Base annual net rent is $34,529,000 in each of the first four years and $38,533,000 in the fifth year with a similar percentage increase each four years thereafter. There can be no assurance that the project ultimately will be completed, completed on time or completed for the budgeted amount. If the project is not completed on a timely basis, the lease may be cancelled and significant penalties may apply.

The development plans at Lexington Avenue consist of approximately 1.3 million square foot multi-use building. The building will contain approximately 154,000 net rentable square feet of retail (45,000 square feet of which has been leased to Hennes & Mauritz), approximately 878,000 net rentable square feet of office (695,000 square feet of which has been leased to Bloomberg L.P.) and approximately 248,000 net saleable square feet of residential consisting of condominium units (through a taxable REIT subsidiary). Construction is expected to be completed in 2004. On July 3, 2002 the Company finalized a $490,000,000 loan with HVB Real Estate Capital (Hypo Vereinsbank) to finance the construction of the Lexington Avenue property (the "Construction Loan"). The estimated construction costs in excess of the construction loan of approximately $140,000,000 of which $107,000,000 has been expended through December 31, 2002. The Construction Loan has an interest rate of LIBOR plus 2.5% (currently 4.32%) and a term of forty-two months subject to two one-year extensions. The Company received an initial funding of $55,500,000 under the Construction Loan of which $25,000,000 was used to repay the Company's term loan to a bank in the amount of $10,000,000 and a secured note in the amount of $15,000,000. Of the total construction budget of $630,000,000, $162,000,000 has been expended through December 31, 2002, and an additional $184,000,000 has been committed to. Pursuant to this Construction Loan, Vornado has agreed to guarantee, among other things, the lien free, timely, completion of the construction of the project and funding of project costs in excess of a stated loan budget, if not funded by the Company (the "Completion Guarantee"). The $6,300,000 estimated fee payable by the Company to Vornado for the Completion Guarantee is 1% of construction costs (as defined). In addition, if Vornado should advance any funds under the Completion Guarantee in excess of the $26,000,000 currently available under the secured line of credit, interest on those advances is at 15% per annum.

There can be no assurance that the Lexington Avenue project ultimately will be completed, completed on time or completed for the budgeted amount. Further, the Company may need additional financing for the project, which may involve equity, debt, joint ventures and asset sales, and which may involve arrangements with Vornado Realty Trust. If the project is not completed on a timely basis, the Bloomberg L.P. lease may be cancelled and significant penalties may apply.

6. PARAMUS PROPERTY

On October 5, 2001, the Company entered into a ground lease for its Paramus, N.J. property with IKEA Property, Inc. The lease has a 40-year term with an option to purchase at the end of the 20th year for $75,000,000. Further, the Company has obtained a $68,000,000 interest only, non-recourse mortgage loan on the property from a third party lender. The fixed interest rate on the debt is 5.92% with interest payable monthly until maturity in October, 2011. The triple net rent each year is the sum of $700,000 plus the amount of debt service on the mortgage loan. If the purchase option is not exercised at the end of the 20th year, the triple net rent for the last 20 years must include debt service sufficient to fully amortize the $68,000,000 over the remaining 20-year lease period.

7. SALE OF THIRD AVENUE PROPERTY

On August 30, 2002 the Company closed on the sale of its Third Avenue property, located in the Bronx, New York. The 173,000 square feet property was sold for $15,000,000, resulting in a gain of $10,366,000. Included in the expenses relating to the sale, the Company paid a commission of $600,000, of which $350,000 was paid to Vornado pursuant to the 1992 Leasing Agreement between the companies.

8. RELATED PARTY TRANSACTIONS

Vornado owns 33.1% of the Company's Common Stock as of December 31, 2002. Steven Roth is Chief Executive Officer and a director of the Company, the Managing General Partner of Interstate Properties ("Interstate") and Chairman of the Board and Chief Executive Officer of Vornado. At December 31, 2002, Mr. Roth, Interstate and the other two general partners of Interestate, David Mandelbaum and Russell B. Wight, Jr. (who are also directors of the Company and trustees of Vornado) own, in the aggregate, 27.5% of the outstanding common stock of the Company, and 12.9% of the outstanding common shares of beneficial interest of Vornado.

The Company is managed by and its properties are leased by Vornado pursuant to management, leasing and development agreements with one-year terms expiring in March of each year which are automatically renewable. In conjunction with the closing of the Lexington Avenue construction loan on July 3, 2002 (Note 5), these agreements were bifurcated to cover the Company's Lexington Avenue property separately. Further, the management and development agreements with Vornado were amended to provide for a term lasting until substantial completion of the property, with automatic renewals, and for the payment of the development fee upon the earlier of January 3, 2006 or the payment in full of the construction loan encumbering the property.

Pursuant to this construction loan, Vornado has agreed to guarantee among other things, the lien free, timely completion of the construction of the project and funding of project costs in excess of a stated loan budget, if not funded by the Company (the "Completion Guarantee"). The $6,300,000 estimated fee payable by the Company to Vornado for the Completion Guarantee is 1% of construction costs (as defined) and is due at the same time that the development fee is due. In addition, if Vornado should advance any funds under the Completion Guarantee in excess of the $26,000,000 currently available under the secured line of credit, discussed below, interest on those advances would be at 15% per annum.

Pursuant to both the pre and post July 3, 2002 management, leasing and development agreements, Vornado is entitled to a development fee based on 6% of construction costs as defined. The development fee for the Lexington Avenue project is estimated to be approximately $26,300,000. At December 31, 2002 the Company owes Vornado $7,721,000 under the development agreement.

The annual management fee payable by the Company to Vornado is equal to the sum of (i) $3,000,000, (ii) 3% of the gross income from the Mall, (iii) 6% of development costs with minimum guaranteed fees of $750,000 per annum, plus (iv) 1% of construction costs for the Completion Guarantee. The leasing agreement provides for the Company to pay a fee to Vornado equal to (i) 3% of the gross proceeds, as defined, from the sale of an asset and (ii) in the event of a lease or sublease of an asset, 3% of lease rent for the first ten years of a lease term, 2% of lease rent for the eleventh through the twentieth years of a lease term and 1% of lease rent for the twenty-first through thirtieth year of a lease term, subject to the payment of rents by tenants. Such amount is payable annually in an amount not to exceed $2,500,000, until the present value of such installments (calculated at a discount rate of 9% per annum) equals the amount that would have been paid had it been paid at the time the transactions which gave rise to the commissions occurred. Pursuant to the leasing agreement, in the event third party real estate brokers are used, the fees to Vornado increase by 1% and Vornado is responsible for the fees to the third party real estate brokers. At December 31, 2002 the Company owes Vornado $410,000 for leasing fees. The following table shows the amounts incurred under these agreements:

	Year Ended December 31,		
	2002	2001	2000
Management fee	$ 3,602,000	$ 3,522,000	$ 3,497,000
Development fee, guarantee fee and rent for development office	10,769,000	1,855,000	750,000
Leasing and other fees	3,056,000	3,984,000	2,474,000
	$ 17,427,000	$ 9,361,000	$ 6,721,000

The Company has $119,000,000 of outstanding loans with Vornado. The Company incurred interest (includes 1% unused commitment fee) on these loans of $15,547,000, $17,455,000 and $15,934,000 for the years ended December 31, 2002, 2001 and 2000.

In July 2002, Alexander's Tower LLC, a wholly-owned subsidiary of the Company purchased 28,821 square feet of air rights from the Lexington Avenue and 30th Street Venture owned by Vornado and an unrelated third party ("the 30th Street Venture") for a purchase price of $3,458,520 ($120 per square foot) which is included on the Company's balance sheet in "Construction in Progress". The Company purchased these air rights in order to increase the amount of square feet that it could develop for the residential portion of its 59th Street Project to the maximum amount of air rights permitted for residential use by the New York City Zoning Code. The 30th Street Venture also identified third party buyers for 28,111 square feet of air rights which it owned. These third party buyers desired to use the air rights for the development of two projects located in upper Manhattan in the general area of 86th Street. However, the air rights held by the 30th Street Venture could not be transferred to the applicable sites because the sites were not within the required geographical limited radius nor were they in the same Community Board District as the 30th Street Venture. The 30th Street Venture asked the Company to sell 28,111 square feet of the Company's already owned air rights to these third party buyers (which could use them) and the 30th Street Venture would replace them with 28,111 square feet of the 30th Street Venture's air rights. In October 2002, the Company purchased these air rights from the 30th Street Venture in two transactions for an aggregate purchase price of $3,058,020 (an average of $109 per square foot). The Company then sold an equal amount of air rights it already owned at the 59th Street Project, to the third party buyers for an aggregate sales price of $3,339,000 resulting in a gain of $169,000 which is included as part of interest and other income in the Company's statement of income.

In connection with tax planning for the development of the Company's Lexington Avenue property, 100 shares of $.01 par value preferred stock was sold by 59th Street Corporation (a wholly-owned subsidiary of the Company) to Vornado on August 1, 2001 for $1,200,000. The non-convertible preferred stock entitles the holder to cumulative 10% dividends payable semi-annually and is redeemable at any time at the option of 59th Street Corporation. On December 28, 2001, 59th Street Corporation redeemed this issue and paid a $49,000 dividend.

As of December 31, 2002, Winston & Strawn, a law firm in which Neil Underberg, a director of the Company, is a partner, performed legal services for the Company for which it was paid $480,000, $648,000 and $396,000 for the years ended December 31, 2002, 2001 and 2000.

9. COMMITMENTS AND CONTINGENCIES

The Company carries comprehensive liability and all risk property insurance (fire, flood, extended coverage and rental loss insurance) with respect to its assets. The Company's all risk insurance policies in effect before September 11, 2001 included coverage for terrorist acts, except for acts of war. Since September 11, 2001, insurance companies have for the most part excluded terrorists acts from coverage in all risk policies. The Company has obtained $200 million of separate aggregate coverage for terrorists acts. In addition, the Company's builder's risk policy for the Lexington Avenue Development, which expires on December 1, 2003, includes coverage for terrorist acts up to $428 million. Therefore, the risk of financial loss in excess of these limits in the case of terrorist acts (as defined) is the Company's, which loss could be material.

The Company's debt instruments, consisting of mortgage loans secured by its properties (which are generally non-recourse to the Company), contain customary covenants requiring the Company to maintain insurance. There can be no assurance that the lenders under these instruments will not take the position that an exclusion from all risk insurance coverage for losses due to terrorist acts is a breach of these debt instruments that allows the lenders to declare an event of default and accelerate repayment of debt. In addition, if lenders insist on coverage for these risks, it could adversely affect the Company's ability to finance and/or refinance its properties, including the construction of its Lexington Avenue development property.

On November 26, 2002, the Terrorism Risk Insurance Act of 2002 was signed into law. Under this new legislation, through 2004 (with a possible extension through 2005), regulated insurers must offer coverage in their commercial property and casualty policies (including existing policies) for losses resulting from defined "acts of terrorism". The Company's current property insurance carrier has advised us that there will be no additional premium for this coverage through the end of the policy term, June 30, 2003. The carrier has further advised us that the situation may change at renewal.

In June 1997, the Kings Plaza Regional Shopping Center (the "Center"), commissioned an Environmental Study and Contamination Assessment Site Investigation (the Phase II "Study") to evaluate and delineate environmental conditions disclosed in a Phase I study. The results of the Study indicate the presence of petroleum and bis (2-ethylhexyl) phthalate contamination in the soil and groundwater. The Company has delineated the contamination and has developed a remediation approach, which is ongoing. The New York State Department of Environmental Conservation ("NYDEC") has approved a portion of the remediation approach. The Company accrued $2,675,000 in previous years ($2,087,000 has been paid as of December 31, 2002) for its estimated obligation with respect to the clean up of the site, which includes costs of (i) remedial investigation, (ii) feasibility study, (iii) remedial design, (iv) remedial action and (v) professional fees. If the NYDEC insists on a more extensive remediation approach, the Company could incur additional obligations.

The Company believes the majority of the contamination may have resulted from activities of third parties; however, the sources of the contamination have not been fully identified. Although the Company is pursuing claims against potentially responsible third parties, there can be no assurance that such parties will be identified, or if identified, whether these third parties will be solvent. In addition, the costs associated with pursuing responsible parties may be cost prohibitive. The Company has not recorded an asset as of December 31, 2002 for possible recoveries of environmental remediation costs from potentially responsible third parties.

Neither the Company nor any of its subsidiaries is a party to, nor is their property the subject of, any material pending legal proceeding other than routine litigation incidental to their businesses. The Company believes that these legal actions will not be material to the Company's financial condition or results of operations.

Letters of Credit

Approximately $8,100,000 in standby letters of credit were issued at December 31, 2002.

10. STOCK OPTION PLAN

Under the Omnibus Stock Plan (the "Plan"), approved by the Company's stockholders on May 22, 1996, directors, officers, key employees, employees of Vornado Realty Trust and any other person or entity as designated by the Omnibus Stock Plan Committee are eligible to be granted incentive share options and non-qualified options to purchase common shares. Options granted are at prices equal to 100% of the market price of the Company's shares at the date of grant, vest on a graduated basis, becoming fully vested 36 months after grant and expire ten years after grant. The Plan also provides for the award of Stock Appreciation Rights, Performance Shares and Restricted Stock, as defined.

If compensation cost for Plan awards had been determined based on fair value at the grant dates, net income and income per share would have been reduced to the pro forma amounts below, for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
Net income:			
As reported	$ 23,584,000	$ 27,386,000	$ 5,197,000
Pro forma	$ 23,200,000	$ 25,851,000	$ 3,662,000
Net income per share applicable to common shareholders:			
As reported	$ 4.72	$ 5.48	$ 1.04
Pro forma	$ 4.64	$ 5.17	$ .73

A summary of the Plan's status, and changes during the years ended December 31, 2002, 2001 and 2000 are presented below:

	December 31, 2002		December 31, 2001		December 31, 2000	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at January 1	105,000	$ 70.38	105,000	$ 70.38	955,000	$ 71.66
Converted to Stock Appreciation Rights	--	--	--	--	(850,000)	71.82
Outstanding at December 31	105,000	$ 70.38	105,000	$ 70.38	105,000	$ 70.38

The following table summarizes information about options outstanding under the Plan at December 31, 2002:

Options outstanding:	
Number outstanding at December 31, 2002	105,000
Weighted-average remaining contractual life	6.2 years
Weighted-average exercise price	$ 70.375
Options exercisable:	
Number exercisable at December 31, 2002	105,000
Weighted-average exercise price	$ 70.375

Shares available for future grant at December 31, 2002 were 895,000.

On June 5, 2000, the Board of Directors approved the conversion of 850,000 stock options of two officers/directors into equivalent stock appreciation rights (SARs). The SARs have the same vesting terms and strike prices as the options. Since the stock price at December 31, 2002 is less than the strike price of $71.82, no expense is included in the statement of income for the year ended December 31, 2002. Similarly, there was no SAR's expense in the statement of income for the year ended December 31, 2001 and 2000. SARs, unlike options, are not aggregated under the REIT rules.

11. INCOME PER SHARE

The following table sets forth the computation of basic and diluted income per share:

	December 31,		
	2002	2001	2000
Numerator:			
Income from continuing operations	$13,316,000	$27,306,000	$5,385,000
Income (loss) from discontinued operations	10,268,000	80,000	(188,000)
Net income	$23,584,000	$27,386,000	$5,197,000
Denominator			
Denominator for basic income per share – weighted average shares	5,000,850	5,000,850	5,000,850
Effect of dilutive securities:			
Employee stock options	--	--	4,927
Denominator for diluted income per share- adjusted weighted average shares and assumed conversions	5,000,850	5,000,850	5,005,777
INCOME PER COMMON SHARE – BASIC AND DILUTED:			
Income from continuing operations	$ 2.66	$ 5.46	$ 1.08
Income (loss) from discontinued operations	2.06	.02	(.04)
Net income per common share	$ 4.72	$ 5.48	$ 1.04

12. DISCONTINUED OPERATIONS

Effective January 1, 2002, the Company changed its method of accounting for long-lived assets held for sale, in accordance with Statement of Financial Accounting Standards No.144, *Accounting for the Impairment and Disposal of Long-Lived Assets*. This Statement requires that the results of operations, gains and losses, and cash flows attributed to properties held for sale or sold during 2002 and thereafter, such as Third Avenue and Flushing, be classified as discontinued operations for all periods presented, and that any assets and liabilities of properties held for sale be presented separately in the consolidated balance sheet. Properties held for sale or sold as a result of sales activities that were initiated prior to 2002, such as Fordham Road, continue to be accounted for under the applicable prior accounting guidance.

Discontinued operations includes the Company's Third Avenue and Flushing properties:

	December 31,		
	2002	2001	2000
Total revenues	$ 1,805,000	$ 2,101,000	$1,810,000
Total expenses	1,903,000	2,021,000	1,998,000
Net (loss) income	(98,000)	80,000	(188,000)
Gain on sale of Third Avenue property	10,366,000	--	--
Income (loss) from discontinued operations	$10,268,000	$ 80,000	$ (188,000)

On May 30, 2002 the Company entered into an agreement to sell its subsidiary which owns the building and has the ground lease for its property in Flushing, New York for $18,800,000 which would result in a gain of approximately $15,800,000. The Company has received a non-refundable deposit of $1,875,000 from the purchaser. By Notice of Default dated August 16, 2002, the Landlord of the premises notified the Company of certain alleged defaults under the lease, including, but not limited to the fact that the purchaser performed unauthorized construction at the premises. The Company commenced an action for injunctive relief and a declaration of the rights and obligations of the parties under the lease. The Company has obtained an injunction which temporarily restrains the Landlord from terminating the lease. On September 6, 2002, the scheduled closing date, the Company notified the purchaser that the purchaser failed to close and is in default of its obligations under the purchase contract. While negotiations are in process with the parties to attempt to settle the disputes, there can be no assurance that the sale will be consummated, or that the dispute with the Landlord will be resolved favorably, or that the deposit will not be required to be returned. The Company continues to explore all of its options, including subleasing the property.

13. SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

(amounts in thousands except per share amounts)

		Net Income (Loss)			Net Income (loss) per Common Share (1) Basic and Diluted		
	Revenue	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
2002							
March 31..........	$ 18,722	$ 3,464	$ 67	$ 3,531	$ .69	$ .02	$ .71
June 30.............	18,603	(1,243)	110	(1,133) (2)	(.25)	.02	(.23)
September 30...	19,249	7,028	10,352	17,380 (2)	1.41	2.07	3.48
December 31....	19,619	4,067	(261)	3,806	.81	(.05)	.76
2001							
March 31..........	$ 16,450	$ 25,624 (5)	$ (17) (5)	$ 25,607 (3)	$ 5.12	$ --	$ 5.12
June 30.............	16,551	2,112	(42)	2,070	.42	(.01)	.41
September 30...	15,855	2,192	50	2,242	.44	.01	.45
December 31....	18,386	(2,622)	89	(2,533) (4)	(.52)	.01	(.51)

(1) The total for the year may differ from the sum of the quarters as a result of weighting.

(2) Net of Stock Appreciation Rights (SAR's) expense of $4,236 in the second quarter of 2002. The third quarter of 2002 includes $4,236 representing the reversal of the SAR's expense previously recognized during 2002 and a gain on the sale of the Third Avenue property of $10,366.

(3) Includes a gain on the sale of the Fordham Road property of $19,026 and a gain from the early extinguishment of debt of $3,534.

(4) Includes of a charge of (i) $3,058 resulting from the write off of architectural and engineering costs associated with the development plans at Paramus prior to the IKEA ground lease, and (ii) a charge of $2,030 from the write-off of professional fees resulting from the termination of the spin-off of Alexander's Tower LLC.

(5) Adjusted to present the gain on sale of Fordham Road property and gain on early extinguishment of debt.

PART III

Item 10. Directors and Executive Officers of the Registrant

Information concerning directors and executive officers of the Company will be contained in a definitive Proxy Statement involving the election of directors which the Company will file with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, not later than 120 days after December 31, 2002, and such information is incorporated herein by reference. Information concerning Executive Officers of the Registrant appears on page 12 of this Annual Report on Form 10-K.

Item 11. Executive Compensation

Information concerning executive compensation will be contained in the Proxy Statement referred to above in Item 10, "Directors and Executive Officers of the Registrant", and such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Information concerning security ownership of certain beneficial owners and management will be contained in the Proxy Statement referred to in Item 10, "Directors and Executive Officers of the Registrant", and such information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

Information concerning certain relationships and related transactions will be contained in the Proxy Statement referred to in Item 10, "Directors and Executive Officers of the Registrant", and such information is incorporated herein by reference.

Item 14. Controls and Procedures

Within the 90-day period prior to the filing of this Annual Report on Form 10-K, an evaluation was carried out under the supervision and with the participation of Alexander's management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934). Based upon the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

PART IV

ITEM 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) Documents filed as part of this Report

1. The consolidated financial statements are set forth in Item 8 of this Annual Report on Form 10-K.

2. Financial Statement Schedules:

The following financial statement schedules should be read in conjunction with the financial statements included in Item 8 of this Annual Report on Form 10-K.

	Pages in this Annual Report on Form 10-K
Schedule II – Valuation and Qualifying Accounts – years ended December 31, 2002, 2001 and 2000	49
Schedule III – Real Estate and Accumulated Depreciation as of December 31, 2002	50

All other consolidated financial schedules are omitted because they are inapplicable, not required, or the information is included elsewhere in the consolidated financial statements or the notes thereto.

3. Exhibits

See Exhibit Index on page 52

(b) Reports on Form 8-K

During the last quarter of the period covered by this Annual Report on Form 10-K, no reports on Form 8-K were filed.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALEXANDER'S, INC.

By: /s/ Joseph Macnow
Joseph Macnow
Executive Vice-President and Chief Financial Officer

Date: March 5, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Steven Roth Steven Roth	Chief Executive Officer and Director (Principal Executive Officer)	March 5, 2003
/s/ Michael D. Fascitelli Michael D. Fascitelli	President and Director	March 5, 2003
/s/ Joseph Macnow Joseph Macnow	Executive Vice-President and Chief Financial Officer	March 5, 2003
/s/ Thomas R. DiBenedetto Thomas R. DiBenedetto	Director	March 5, 2003
/s/ David Mandelbaum David Mandelbaum	Director	March 5, 2003
/s/ Stephen Mann Stephen Mann	Director	March 5, 2003
/s/ Arthur I. Sonnenblick Arthur I. Sonnenblick	Director	March 5, 2003
/s/ Neil Underberg Neil Underberg	Director	March 5, 2003
/s/ Richard West Richard West	Director	March 5, 2003
/s/ Russell B. Wight, Jr. Russell B. Wight, Jr.	Director	March 5, 2003

CERTIFICATIONS ON PAGES 47 AND 48 AND

FINANCIAL STATEMENT SCHEDULES ON PAGES 49 THROUGH 51 HAVE BEEN OMITTED

Index to Exhibits

The following is a list of all exhibits filed as part of the Report:

* Incorporated by reference

Exhibit No.		Page
10(i)(C)(1)	-- Project Loan Agreement, dated as of July 3, 2002, by and between 731 Commercial LLC and 731 Residential LLC, collectively as Borrower, and Bayerische Hypo-und Vereinsbank AG, New York Branch, as Agent for the Lenders. Incorporated herein by reference from Exhibit 10(i)(C)(1) to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002.	*
10(i)(C)(2)	-- Supplemental Loan Agreement, dated as of July 3, 2002, by and between 731 Commercial LLC and 731 Residential LLC, collectively as Borrower, and Bayerische Hypo-und Vereinsbank AG, New York Branch, as Agent for the Lenders. Incorporated herein by reference from Exhibit 10(i)(C)(2) to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002.	*
(10)(i)(C)(3)	-- Consolidated, Amended and Restated Building Loan Mortgage, dated as of July 3, 2002, by and between 731 Commercial LLC and 731 Residential LLC, collectively as Borrower, and Bayerische Hypo-und Vereinsbank AG, New York Branch, as Agent for the Lenders. Incorporated herein by reference from Exhibit 10(i)(C)(3) to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002. ...	*
10(i)(C)(4)	-- Consolidated, Amended and Restated Building Loan Note, dated as of July 3, 2002 by and between 731 Commercial LLC and 731 Residential LLC, collectively as Borrower, and Bayerische Hypo-und Vereinsbank AG, New York Branch, as Agent for the Lenders. Incorporated herein by reference from Exhibit 10(i)(C)(4) to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002. ...	*
10(i)(C)(5)	-- Guaranty of Completion, dated as of July 3, 2002, executed by Vornado Realty L.P. for the benefit of Bayerische Hypo-und Vereinsbank AG, New York Branch, as Agent for the Lenders. Incorporated herein by reference from Exhibit 10(i)(C)(5) to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002. ...	*
10(i)(C)(6)	-- Guaranty of Carry Obligations, dated as of July 3, 2002, executed by Alexander's, Inc. for the benefit of Bayerische Hypo-und Vereinsbank AG, New York Branch, as Agent for the Lenders. Incorporated herein by reference from Exhibit 10(i)(C)(6) to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002..	*
10(i)(C)(7)	-- Environmental Indemnity Agreement, dated as of July 3, 2002, executed by Alexander's, Inc., 731 Residential LLC and 731 Commercial LLC in favor of Bayerische Hypo-und Vereinsbank AG, New York Branch, as Agent for the Lenders. Incorporated herein by reference from Exhibit 10(i)(C)(7) to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002.	*
10(i)(C)(8)	-- Reimbursement Agreement, dated as of July 3, 2002, by and between Alexander's, Inc., 731 Commercial LLC, 731 Residential LLC and Vornado Realty, L.P. Incorporated herein by reference from Exhibit 10(i)(C)(8) to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002.	*
10(i)(D)	-- Amended, Restated and Consolidated Mortgage and Security Agreement, dated May 12, 1999, between The Chase Manhattan Bank, as mortgagee, and Alexander's Rego Shopping Center Inc., as mortgagor. Incorporated herein by reference from Exhibit 10(i)(E) to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000	*

---

* Incorporated by reference

Exhibit No.		Page
10(i)(E)(1)	-- Real Estate Retention Agreement dated as of July 20, 1992, between Vornado Realty Trust and Keen Realty Consultants, Inc., each as special real estate consultants, and the Company. Incorporated herein by reference from Exhibit 10(i)(O) to the Registrant's Form 10-K for the fiscal year ended July 25, 1992	*
10(i)(E)(2)	-- Extension Agreement to the Real Estate Retention Agreement, dated as of February 6, 1995, between the Company and Vornado Realty Trust. Incorporated herein by reference from Exhibit 10(i)(G)(2) to the Registrant's Form 10-K for the fiscal year ended December 31, 1994	*
10(i)(E)(3)	-- Amendment to Real Estate Retention Agreement, dated as of July 3, 2002, by and between Alexander's, Inc. and Vornado Realty, L.P. Incorporated herein by reference from Exhibit 10(i)(E)(3) to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002.	*
10(i)(E)(4)	-- 59th Street Real Estate Retention Agreement, dated as of July 3, 2002, by and between Vornado Realty, L.P., 731 Residential LLC and 731 Commercial LLC. Incorporated herein by reference from Exhibit 10(i)(E)(4) to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002.	*
10(i)(F)(1)	-- Amended and Restated Management and Development Agreement, dated as of July 3, 2002, by and between Alexander's, Inc., the subsidiaries party thereto and Vornado Management Corp. Incorporated herein by reference from Exhibit 10(i)(F)(1) to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002.	*
10(i)(F)(2)	-- 59th Street Management and Development Agreement, dated as of July 3, 2002, by and between 731 Commercial LLC and Vornado Management Corp. Incorporated herein by reference from Exhibit 10(i)(F)(2) to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002.	*
10(i)(F)(3)	-- Kings Plaza Management Agreement, dated as of May 31, 2001, by and between Alexander's Kings Plaza LLC and Vornado Management Corp. Incorporated herein by reference from Exhibit 10(i)(F)(3) to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002.	*
10(ii)(A)(3)	-- Agreement of Lease for Rego Park, Queens, New York, between Alexander's, Inc. and Sears Roebuck & Co. Incorporated herein by reference from Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1994	*
10(ii)(A)(4)	-- Lease for Roosevelt Avenue, Flushing, New York, dated as of December 1, 1992, between the Company, as landlord, and Caldor, as tenant. Incorporated herein by reference from Exhibit (ii)(E)(7) to the Registrant's Form 10-K for the fiscal year ended July 25, 1992	*
10(ii)(A)(4)	-- First Amendment to Sublease for Roosevelt Avenue, Flushing, New York, dated as of February 22, 1995 between the Company, as sublandlord, and Caldor, as tenant. Incorporated herein by reference from Exhibit 10(ii)(A)(8)(b) to the Registrant's Form 10-K for the fiscal year ended December 31, 1994	*
10(ii)(A)(5)	-- Lease Agreement, dated March 1, 1993 by and between the Company and Alex Third Avenue Acquisition Associates. Incorporated by reference from Exhibit 10(ii)(F) to the Registrant's Form 10-K for the fiscal year ended July 31, 1993	*

* Incorporated by reference

Exhibit No.		Page
10(ii)(A)(6)	-- Agreement of Lease for Rego Park, Queens, New York, between the Company and Marshalls of Richfield, MN., Inc., dated as of March 1, 1995. Incorporated herein by reference from Exhibit 10(ii)(A)(12)(a) to the Registrant's Form 10-K for the fiscal year ended December 31, 1994	*
10(ii)(A)(7)	-- Guaranty, dated March 1, 1995, of the Lease described in Exhibit 10(ii)(A)(6)(a) above by the Company. Incorporated herein by reference from Exhibit 10(ii)(A)(12)(b) to the Registrant's Form 10-K for the fiscal year ended December 31, 1994	*
10(iii)(B)	-- Employment Agreement, dated February 9, 1995, between the Company and Stephen Mann. Incorporated herein by reference from Exhibit 10(iii)(B) to the Registrant's Form 10-K for the fiscal year ended December 31, 1994	*
10(iv)(A)	-- Registrant's Omnibus Stock Plan, as amended, dated May 28, 1997. Incorporated herein by reference from Exhibit 10 to the Registrant's Form 10-Q for the fiscal quarter ended June 30, 1997.	*
10(v)(A)(1)	-- Amended and Restated Consolidated Mortgage and Security Agreement dated as of May 31, 2001 among Alexander's Kings Plaza L.L.C. as mortgagor, Alexander's of King L.L.C., as mortgagor and Kings Parking L.L.C., as mortgagor, collectively borrower, to Morgan Guaranty Trust Company of New York, as mortgagee. Incorporated herein by reference from Exhibit 10(v) A1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001	*
10(v)(A)(2)	-- Amended, Restated and Consolidated Promissory Note, dated as of May 31, 2001 by and between Alexander's Kings Plaza L.L.C., Alexander's of Kings L.L.C. and Kings Parking L.L.C., collectively borrower, and Morgan Guaranty Trust Company of New York, lender. Incorporated herein by reference from Exhibit 10(v) A2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001	*
10(v)(A)(3)	-- Cash Management Agreement dated as of May 31, 2001 by and between Alexander's Kings Plaza L.L.C., Alexander's of Kings L.L.C. and Kings Parking L.L.C., collectively borrower, and Morgan Guaranty Trust Company of New York, lender. Incorporated herein by reference from Exhibit 10(v) A3 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001	*
10(v)(A)(4)	-- Note modification and Severance Agreement dated as of November 26, 2001, between Alexander's Kings Plaza L.L.C., Alexander's of Kings L.L.C. and Kings Parking L.L.C., collectively borrower and JP Morgan Chase Bank of New York, lender. Incorporated herein by reference from Exhibit 10(v)(A)(4) to the Registrant's Form 10-K for the fiscal year ended December 31, 2001	*
10(v)(B)(1)	-- Agreement of Lease dated as of April 30, 2001 between Seven Thirty One Limited Partnership, landlord, and Bloomberg L.P., tenant. Incorporated herein by reference from Exhibit 10(v) B to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001	*
10(v)(B)(2)	First Amendment of Lease, dated as of April 19, 2002, between Seven Thirty One Limited Partnership, landlord and Bloomberg L.P., tenant. Incorporated herein by reference from Exhibit 10(v)(B)(2) to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002.	*

* Incorporated by reference

Exhibit No.		Page
10(v)(C)(1)	-- Loan Agreement dated as of October 2, 2001 by and between ALX of Paramus LLC, as borrower, and SVENSKA HANDELSBANKEN AB (publ), as lender. Incorporated herein by reference from Exhibit 10(v)(C)(1) to the Registrant's Form 10-K for the fiscal year ended December 31, 2001	*
10(v)(C)(2)	-- Mortgage, Security Agreement and Fixture Financing Statement dated as of October 2, 2001 by and between ALX of Paramus LLC, as borrower, and SVENSKA HANDELSBANKEN AB (publ), as lender. Incorporated herein by reference from Exhibit 10(v)(C)(2) to the Registrant's Form 10-K for the fiscal year ended December 31, 2001	*
10(v)(C)(3)	-- Environmental undertaking letter dated as of October 2, 2001 by and between ALX of Paramus LLC, as borrower, and SVENSKA HANDELSBANKEN AB (publ), as lender. Incorporated herein by reference from Exhibit 10(v)(C)(3) to the Registrant's Form 10-K for the fiscal year ended December 31, 2001	*
10(v)(C)(4)	-- Lease dated as of October 2, 2001 by and between ALX of Paramus LLC, as Landlord, and IKEA Property, Inc. as Tenant. Incorporated herein by reference from Exhibit 10(v)(C)(4) to the Registrant's Form 10-K for the fiscal year ended December 31, 2001 ...	*
12	Consolidated Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements.	
13	Not applicable.	
16	Not applicable.	
18	Not applicable.	
19	Not applicable.	
21	Subsidiaries of Registrant.	
22	Not applicable.	
23	Consent of Deloitte & Touche LLP.	
25	Not applicable.	
29	Not applicable.	

* Incorporated by reference

CORPORATE INFORMATION

Board of Directors

Steven Roth*
Chairman and Chief Executive Officer, Vornado Realty Trust; Managing General Partner, Interstate Properties

Thomas R. DiBenedetto+
President, Boston International Group, Inc., registered broker dealer

Michael D. Fascitelli*
President, Vornado Realty Trust

David M. Mandelbaum
Mandelbaum & Mandelbaum, P.C.; General Partner, Interstate Properties

Stephen Mann
Chairman, The Clifford Companies, real estate managers and advisors

Arthur I. Sonnenblick
Managing Director of Sonnenblick-Goldman Company, real estate investment bankers

Neil Underberg+
Partner, Winston & Strawn, Attorneys

Richard West*+
Chairman of the Audit Committee; Dean Emeritus, Leonard N. Stern School of Business, New York University

Russell B. Wight, Jr.*
General Partner of Interstate Properties

Annual Meeting

The annual meeting of stockholders of Alexander's, Inc., will be held on Wednesday, May 28, 2003 at the Marriott Hotel, Interstate 80 and Garden State Parkway, Saddle Brook, New Jersey 07663

+Member of the Audit Committee
*Member of the Executive Committee

Officers

Steven Roth
Chief Executive Officer

Stephen Mann
Chairman of the Board of Directors

Michael D. Fascitelli
President

Joseph Macnow
Executive Vice President and Chief Financial Officer

Company Data

Executive Offices
888 Seventh Avenue,
New York, New York 10019

Independent Auditors
Deloitte & Touche LLP
Parsippany, New Jersey

Transfer Agent and Registrar
Wachovia Bank
Charlotte, North Carolina

Report on Form 10-K
Stockholders may obtain a copy of the Company's annual report on Form 10-K as filed with the Securities and Exchange Commission free of charge (except for exhibits), by writing to the Secretary, Alexander's Inc., 888 Seventh Avenue, New York, New York 10019

Stock Listing
New York Stock Exchange - ALX

